EXHIBIT 99.1

Except as otherwise expressly noted, the information set forth in this Exhibit 99.1 has not been updated to reflect any developments since the filing of Danaos Corporation’s Annual Report on Form 20-F with the U.S. Securities and Exchange Commission on May 30, 2007.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this report on Form 6-K/A. This discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Item 3. Key Information—Risk Factors” and elsewhere in our Annual Report on Form 20-F filed with the SEC on May 30, 2007, our actual results may differ materially from those anticipated in these forward-looking statements.

We use the term “Panamax” to refer to vessels capable of transiting the Panama Canal and “Post-Panamax” to refer to vessels with a beam of more than 32.31 meters that cannot transit the Panama Canal. We use the term “twenty foot equivalent unit,” or “TEU,” the international standard measure of containers, in describing the capacity of our containerships.

Overview

Our business is to provide international seaborne transportation services by operating vessels in the containership sector of the shipping industry. As of May 15, 2007, our fleet consisted of 31 containerships and, as described below, as of that date, we had newbuilding contracts for an additional 27 containerships and had agreed to acquire one secondhand containership, built in 2004, all of which we expect will be delivered to us by the end of 2010.

We deploy our containerships on multi-year, fixed-rate time charters to take advantage of the stable cash flows and high utilization rates typically associated with multi-year time charters. As of May 15, 2007, our containership fleet was comprised of 27 containerships employed on time charters and 4 containerships employed on bareboat charters. Time-chartered containerships are generally employed on multi-year charters to large liner companies that charter-in vessels on a multi-year basis as part of their business expansion strategies.

The average number of containerships in our fleet for the years ended December 31, 2004, 2005 and 2006 were 24.0, 25.0 and 26.3, respectively.

As of May 15, 2007, we had newbuilding contracts with Samsung for an additional eight containerships, which consisted of two 4,253 TEU vessels expected to be delivered in the second half of 2007, four 4,253 TEU vessels expected to be delivered in the second half of 2008 and two 4,253 TEU vessels expected to be delivered in the first half of 2009. As of May 15, 2007, we had also entered into newbuilding contracts with Sungdong for an additional five 6,500 TEU containerships expected to be delivered during 2009, and we had agreed to acquire one 4,300 TEU containership, built in 2004, expected to be delivered in the second half of 2007. As of May 15, 2007, we had also entered into newbuilding contracts with Hanjin Heavy Industries Co., Ltd, for an additional 10 vessels, which consisted of five 6,500 TEU containerships expected to be delivered in late 2009 and in 2010 and five 3,400 TEU containerships expected to be delivered from November 2009 through June 2010. As of May 15, 2007, we had also entered into newbuilding contracts with China Shipbuilding Trading Company for an additional four 6,800 TEU containerships to be built by Jiangnan Changxing Heavy Industry and expected to be delivered during the second and third quarter of 2010.

After delivery of these 28 containerships contracted for as of May 15, 2007 by the end of 2010, our containership fleet of 59 vessels would have a total capacity of 261,335 TEU, assuming we did not acquire any additional vessels or dispose of any of our vessels, other than the APL Scotland and the APL Holland, for which APL-NOL had, as of May 15, 2007, exercised its option to purchase these vessels at the end of their respective charters, as well as vessels that reach 30 years of age, which are assumed to be scrapped. Subsequent to May 15, 2007, we delivered the APL Scotland and the APL Holland to APL-NOL in

June and August 2007, respectively, and, in June 2007, APL-NOL exercised its option to purchase the APL Belgium from us for $44.0 million upon expiration of its current charter in January 2008.

As of May 15, 2007, our containership fleet was under time charters with 10 charterers including Maersk, COSCO, Hapag-Lloyd, CMA-CGM, Hyundai, APL-NOL, Norasia, Yang Ming, Wan Hai and China Shipping. In addition, we had arranged 12-year time charters with Yang Ming for the two 4,253 TEU newbuildings expected to be delivered in the second half of 2007 and for the one secondhand, 2004-built, 4,300 TEU containership expected to be delivered to us in 2007, and with Zim Integrated Shipping Services for the four 4,253 TEU newbuildings expected to be delivered to us throughout the second half of 2008 and for the two 4,253 TEU newbuildings expected to be delivered to us in the first half of 2009. As of May 15, 2007, we had also chartered each of the five 6,500 TEU containerships expected to be delivered during 2009 to CMA-CGM for 12 years, subject to purchase options after the first eight years of these chartering arrangements. Further, as of May 15, 2007, we had also arranged for 10 year charters with an accredited charterer for the five 3,400 TEU containerships expected to be delivered in 2009 and 2010 and we had also arranged for 15-year charters with Yang Ming for three 6,500 TEU containerships expected to be delivered in 2009 and 2010 for $34,325 per day each. Further, as of May 15, 2007, we had arranged for 18-year bareboat charters with an accredited charterer, for the remaining two 6,500 TEU containerships expected to be delivered in 2009 and 2010.

Purchase Options

The charter with respect to the APL Belgium includes an option for the charterer, APL-NOL, to purchase the vessel in January 2008 at a price of $44.0 million or in January 2010 at a price of $39.0 million. Although when negotiated the option exercise prices with respect to this vessel reflected market prices at the time the options become exercisable, which approximated the vessel’s book value net of depreciation, as of May 15, 2007, the $44.0 million and $39.0 million option exercise prices were estimated to be below the fair market value of the vessel. On March 7, 2007, we delivered the APL England to APL-NOL for $44.0 million pursuant to the option contained in the charter for that vessel. In addition, APL-NOL had, as of May 15, 2007, exercised its options to purchase the APL Scotland and the APL Holland for $44.0 million each. Subsequent to May 15, 2007, we delivered the APL Scotland and the APL Holland to APL-NOL in June and August 2007, respectively, and, in June 2007, APL-NOL exercised its option to purchase the APL Belgium from us for $44.0 million upon expiration of its current charter in January 2008. Although when negotiated the option exercise prices with respect to these three vessels reflected market prices at the time the options became exercisable, which approximated the vessels’ book values net of depreciation, the $44.0 million option exercise prices were below the fair market value of the vessels at the time the options were exercised. The sales of these vessels have reduced, and will reduce, the size of our fleet. We have not yet, and may not be able to, replace these vessels at a cost equal to the option prices paid or to be paid by APL-NOL.

The charters with respect to the HN S4001, the HN S4002, the HN S4003, the HN S4004 and the HN S4005 include an option for the charterer, CMA-CGM, to purchase the vessels eight years after the commencement of the respective charters, which, based on the respective expected delivery dates for these vessels, are expected to fall in April 2017, June 2017, August 2017, October 2017 and December 2017, respectively, each for $78.0 million. In each case, the option to purchase the vessel must be exercised 15 months prior to the acquisition dates described in the preceding sentence. The $78.0 million option prices reflect an estimate of the fair market value of the vessels at the time we would be required to sell the vessels upon exercise of the options. If CMA-CGM were to exercise these options with respect to any or all of these vessels, the expected size of our combined containership fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

Our Manager

Our operations are managed by Danaos Shipping Co. Ltd., our manager, under the supervision of our management and our board of directors. We have a management agreement pursuant to which our manager and its affiliates provide us and our subsidiaries with technical, administrative and certain commercial services for an initial term expiring on December 31, 2008, with automatic one-year renewals for an additional 12 years at our option. Our manager is ultimately owned by Danaos Investments Limited as Trustee of the 883 Trust, which we refer to as the Coustas Family Trust. Danaos Investments Limited, a corporation wholly-owned by our chief executive officer, is the protector (which is analogous to a trustee) of the Coustas Family Trust, of which Dr. Coustas and other members of the Coustas family are beneficiaries. The Coustas Family Trust is also our largest stockholder.

Factors Affecting Our Results of Operations

Our financial results are largely driven by the following factors:

•      Number of Vessels in Our Fleet.   The number of vessels in our fleet is the primary factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. Vessel acquisitions and dispositions will have a direct impact on the number of vessels in our fleet. On March 7, 2007 we delivered the APL England, a 5,506 TEU containership, to APL-NOL pursuant to the terms of a purchase option contained in the charter for the vessel. Options to purchase two of the containerships in our fleet, the APL Scotland and the APL Holland, were exercised by APL-NOL. Subsequent to May 15, 2007, we delivered the APL Scotland and the APL Holland to APL-NOL in June and August 2007, respectively, decreasing the size of our fleet. In June 2007, APL-NOL also exercised its option to purchase the APL Belgium from us for $44.0 million upon expiration of its charter in January 2008. Five of our newbuildings, which have an aggregate capacity of 32,500 TEUs, are also subject to arrangements pursuant to which the charterer has options to purchase the vessels at stipulated prices on specified dates expected, based on the respective expected delivery dates for these vessels, to fall in 2017. If these purchase options were to be exercised, the expected size of our combined containership fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

•       Charter Rates.   Aside from the number of vessels in our fleet, the charter rates we obtain for these vessels are the principal drivers of our revenues. Charter rates are based primarily on demand for capacity as well as the available supply of containership capacity at the time we enter into the charters for our vessels. As a result of macroeconomic conditions affecting trade flow between ports served by liner companies and economic conditions in the industries which use liner shipping services, charter rates can fluctuate significantly. Although the multi-year charters on which we deploy our containerships make us less susceptible to cyclical containership charter rates than vessels operated on shorter-term charters, we are exposed to varying charter rate environments when our current chartering arrangements expire and we seek to deploy our containerships under new charters. The staggered maturities of our containership charters also reduce our exposure to any one stage in the shipping cycle.

•       Utilization of Our Fleet.   Due to the multi-year charters under which they are operated, our containerships have consistently been deployed at or near full utilization. Nevertheless the amount of time our vessels spend in drydock undergoing repairs or undergoing maintenance and upgrade work affects our results of operations. Historically, our fleet has had a limited number of off-hire days. For example, there were less than seven total off-hire days for our entire fleet during 2006 other than for scheduled drydockings and special surveys. However, an increase in annual off-hire days could reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization patterns of our containership fleet changes our financial results would be affected.

•       Expenses.   Our ability to control our fixed and variable expenses, including those for commission expenses, crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses also affects our financial results. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages, are denominated can cause our vessel operating expenses to increase.

Operating Revenues

Our operating revenues are driven primarily by the number of vessels in our fleet, the number of operating days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under time charters which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and dispositions, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the containership charter market. Vessels operating in the spot market generate revenues that are less predictable but can allow increased profit margins to be captured during periods of improving charter rates.

Revenues from long-term time charters comprised all of our revenues from continuing operations for the year ended December 31, 2005 and all of our revenues from continuing operations for the year ended December 31, 2006. The revenues relating to our multi-year charters will be affected by the delivery dates of our contracted containerships and any additional vessels subject to multi-year charters we may acquire in the future, as well as by the disposition of any such vessel in our fleet. Our revenues will also be affected if any of our charterers cancel a multi-year charter. Each of our current vessel construction agreements and secondhand vessel acquisition agreements has a contracted delivery date. A change in the date of delivery of a vessel will impact our revenues and results of operations. Our multi-year charter agreements have been contracted in varying rate environments and expire at different times. Generally, we do not employ our vessels under voyage charters under which a shipowner, in return for a fixed sum, agrees to transport cargo from one or more loading ports to one or more destinations and assumes all vessel operating costs and voyage expenses.

Our expected revenues as of May 15, 2007, based on contracted charter rates, from our charter arrangements for our containerships having initial terms of more than 12 months is shown by class size in the below table. Although these expected revenues are based on contracted charter rates, any contract is subject to performance by the counterparties. If the charterers are unable to make charter payments to us, our results of operations and financial condition will be materially adversely affected.

Contracted Revenue from Multi-Year Charters as of December 31, 2006(1)
(amounts in millions of U.S. dollars)

Vessel type/size	Number of Vessels(2)		1 year (2007)	1 to 3 years (2008- 2009)	3 to 5 years (2010- 2011)	5 to 10 years (2012-2016)	More than 10 years (2017-2022)	Total

Post-Panamax	20	(3)(4)(5)	$116.6 (6)	$212.6	$402.2	$828.3	$858.2 (7)	$2,417.9
Panamax	32		132.4	273.5	286.3	628.9	421.4	1,742.5
Total	52		$249.0	$486.1	$688.5	$1,457.2	$1,279.6	$4,160.4

(1)    Annual revenue calculations are based on an assumed 364 revenue days per annum representing contracted fees (net of commissions), based on contracted charter rates from our current charter agreement. Although these fees are based on contractual charter rates, any contract is subject to performance by the counter parties and ourselves. Additionally, the fees above reflect an estimate of off-hire days to perform periodic maintenance. If actual off-hire days are greater than estimated, these would decrease the level of revenues above.

(2)    Includes two 4,253 TEU newbuildings expected to be delivered in the second half of 2007; two 4,300 TEU vessels, built in 2004, one of which was delivered on March 12, 2007 and the other of which is expected to be delivered in the second half of 2007; four 4,253 TEU newbuildings expected to be delivered to us during the second half of 2008; and two 4,253 TEU newbuildings expected to be delivered to us in the first half of 2009. Includes 10 newbuilding containerships, the HN N-214, the HN N-219, the HN N-215, the HN N-216, the HN N-217, the HN N-218, the HN N-220, the HN N-221, the HN N-222 and the HN N-223, for which we arranged charters during 2007.

(3)    Includes three 5,506 TEU containerships, the APL Scotland, the APL Holland and the APL Belgium, which are subject to options for the charterer to purchase each vessel in May 2007, July 2007 and January 2008, respectively, each for $44.0 million, and in May 2009, July 2009 and January 2010, respectively, each for $39.0 million. Accordingly, no revenue with respect to the APL Scotland, the APL Holland and the APL Belgium is included in the table following May 2007, July 2007 and January 2008, respectively. APL-NOL exercised its options to purchase the APL Scotland and the APL Holland from us, each for $44.0 million, upon expiration of these vessels’ respective then-current charters. Subsequent to May 15, 2007, we delivered the APL Scotland and the APL Holland to APL in June and August 2007, respectively, and, in June 2007, APL exercised its option to purchase the APL Belgium from us for $44.0 million upon expiration of its current charter in January 2008.

(4)    Does not include one 5,506 TEU containership, the APL England, which we delivered to APL-NOL on March 7, 2007 pursuant to the terms of an exercised purchase option for this vessel.

(5)    Includes five 6,500 TEU containerships, the HN S4001, the HN S4002, the HN S4003, the HN S4004 and the HN S4005, which are subject to options for the charterer to purchase the vessels eight years after the commencement of the respective charters, which, based on the respective expected delivery dates for these vessels, are expected to fall in April 2017, June 2017, August 2017, October 2017 and December 2017, respectively, each for $78.0 million. The $78.0 million option prices reflect an estimate of the fair market value of the vessels at the time we would be required to sell the vessels upon exercise of the options.

(6)    Includes $1.7 million in contracted revenues from the charter for the APL England for the period from January 1, 2007 to March 7, 2007, the day on which we delivered the APL England to APL-NOL pursuant to the terms of an exercised purchase option for this vessel.

(7)    An aggregate of $246.0 million ($49.2 million with respect to each vessel) of revenue with respect to the HN S4001, the HN S4002, the HN S4003, the HN S4004 and the HN S4005, following April 2017, June 2017, August 2017, October 2017 and December 2017, respectively, is included in the table because we cannot now predict the likelihood of these options being exercised.

We generally do not charter our containerships in the spot market. Vessels operating in the spot market generate revenues that are less predictable than vessels on period charters, although this chartering strategy can enable vessel-owners to capture increased profit margins during periods of improvements in charter rates. Deployment of vessels in the spot market creates exposure, however, to the risk of declining charter rates, which may be higher or lower than those rates at which a vessel could have been time chartered for a longer period.

Voyage Expenses

Voyage expenses include port and canal charges, bunker (fuel) expenses, address commissions and brokerage commissions. Under multi-year time charters and bareboat charters, such as those on which we charter our containerships and under short-term time charters, the charterers bear the voyage expenses other than brokerage and address commissions. As such, voyage expenses represent a relatively small portion of our vessels’ overall expenses.

From time to time, in accordance with industry practice and in respect of the charters for our containerships we pay brokerage commissions of approximately 0.5% to 2.5% of the total daily charter hire rate under the charters to unaffiliated ship brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. We also pay address commissions of up to 3.75% to some of our charterers. Our manager will also receive a commission of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts.

Further, until March 2004, we paid a commission of 0.45% on all freight, charter hire, ballast bonus and demurrage for each vessel in our fleet to Nedlloyd Schiffsmakler, which was until that time performing chartering services for our fleet. We did not pay a commission with respect to freight, charter hire, ballast bonus and demurrage during the period from March 2004 to June 30, 2005. Since July 1, 2005, we have paid and will pay commissions to our manager of 0.75% on all freight, charter hire, ballast bonus and demurrage for each vessel.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Aggregate expenses increase as the size of our fleet increases. Factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market premiums for insurance, may also cause these expenses to increase. In addition, a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than the U.S. dollar and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against these currencies is included in vessel operating expenses. We fund our manager monthly in advance with amounts it will need to pay our fleet’s vessel operating expenses.

Under multi-year time charters, such as those on which we charter 27 of the containerships in our fleet as of May 15, 2007, and under short-term time charters, we pay for vessel operating expenses. Under bareboat charters, such as those on which we charter four of the containerships in our fleet as of May 15, 2007, our charterers bear most vessel operating expenses, including the costs of crewing, insurance, surveys, drydockings, maintenance and repairs.

Amortization of Deferred Drydocking and Special Survey Costs

We follow the deferral method of accounting for special survey and drydocking costs, whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period until the next scheduled survey, which is two and a half years. If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. We capitalize the total costs associated with drydockings, special surveys and intermediate surveys and amortize these costs on a straight-line basis over 30 months.

Depreciation

We depreciate our containerships on a straight-line basis over their estimated remaining useful economic lives. Historically, we estimated this to be 25 years. As of January 1, 2005, we determined the estimated useful lives of our containerships to be 30 years. Depreciation is based on cost, less the estimated scrap value of the vessels.

General and Administrative Expenses

Historically, while we were a privately-owned company, we paid Danaos Shipping, our manager, a monthly management fee of $2,750 for the management of our affairs. We also paid our manager a fixed management fee of $150 to $500 per day for each vessel in our fleet depending on its size and the charter arrangements. In order to bring the fees we pay to our manager to a level similar to those that would be paid to an unaffiliated manager we adjusted the fees we pay to our manager as of July 1, 2005.

From July 1, 2005 to December 31, 2008, we have paid and will pay our manager a fee of $500 per day for providing its commercial, chartering and administrative services, a daily management fee of $250 per vessel per day for its technical management of vessels on bareboat charter and $500 per vessel per day for the remaining vessels in our fleet, pro rated for the calendar days we own each vessel. We will also pay our manager a flat fee of $400,000 per newbuilding vessel for the on-premises supervision of our newbuilding contracts by selected engineers and others of its staff.

Our consolidated financial statements for periods prior to our initial public offering in October 2006 show our results of operations as a private company when we did not pay any compensation to our directors and officers other than amounts corresponding to dividends, and compensation paid to our officers, but not directors, during the period from January 1, 2006 to our initial public offering in October 2006. As a public company since October 2006, we expect to incur additional general and administrative expenses going forward. We expect that the primary components of general and administrative expenses, other than the management fees described above, will consist of the expenses associated with being a public company, which include the preparation of disclosure documents, legal and accounting costs, incremental director and officer liability insurance costs, director and executive compensation, costs related to compliance with the Sarbanes-Oxley Act of 2002 and the listing of our common stock on the New York Stock Exchange.

Interest Expense, Interest Income and Other Finance Costs

We incur interest expense on outstanding indebtedness under our credit facilities which we include in interest expenses. We also incurred financing costs in connection with establishing those facilities, which is included in our finance costs. Further, we earn interest on cash deposits in interest bearing accounts and on interest bearing securities, which we include in interest income. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings.

Drybulk Operations

While our focus is on the containership sector, in 2002 we made an investment in the drybulk sector, and from 2002 to 2007, we owned a number of drybulk carriers, chartering them to our customers (the “Drybulk Business”) in the spot market, including through pooling arrangements. During the nine months ended September 30, 2007, we sold the remaining six drybulk vessels in our fleet to an unaffiliated purchaser, for an aggregate of $143.5 million upon expiration of the vessel’s respective charters. As detailed in note 20 in the notes to our consolidated financial statements included elsewhere in this report, we have determined that our Drybulk Business should be reflected as discontinued operations. We have included the financial results of the Drybulk Business in discontinued operations for all periods presented and discussed under “—Results of Operations”. In the future, we may reinvest in the drybulk sector with the acquisition of more recently built drybulk carriers with configurations better suited to employment in the current drybulk charter market, subject to market conditions, including the availability of suitable vessels to purchase.

Results of Operations

As described in note 20 in the notes to our consolidated financial statements included elsewhere in this report, certain reclassifications have been made to all periods presented to reflect the discontinued operations treatment of our Drybulk Business.

Year ended December 31, 2006 compared to the year ended December 31, 2005

During the year ended December 31, 2006, we had an average of 26.3 containerships in our fleet. During the year ended December 31, 2005, we had an average of 25.0 containerships in our fleet. We took delivery of one 4,651 TEU containership on March 23, 2006, one 9,580 TEU containership on September 8, 2006, one 9,580 TEU containership on November 20, 2006, one 4,814 TEU containership on December 13, 2006, one 4,814 TEU containership on December 18, 2006 and one 4,814 TEU containership on December 22, 2006.

Operating Revenue

Operating revenue increased 16.7%, or $29.3 million, to $205.2 million in the year ended December 31, 2006, from $175.9 million in the year ended December 31, 2005. The increase was mainly a result of the addition to our fleet of six vessels, a 4,651 TEU containership on March 23, 2006, chartered at $20,750 per day, a 9,580 TEU vessel on September 8, 2006, chartered at $34,000 per day, a 9,580 TEU vessel on November 20, 2006, chartered at $34,000 per day, and three 4,814 TEU vessels, on December 13, 18 and 22 of 2006, respectively, each chartered at $23,450 per day, which collectively contributed revenues of $13.4 million in 2006. Further, certain of our vessels were rechartered at improved charter rates which contributed additional revenues of approximately $15.8 million.

Voyage Expenses

Voyage expenses were $5.4 million in the year ended December 31, 2006, representing an increase of $1.5 million, or 38.5%, from $3.9 million in the year ended December 31, 2005. Commissions charged by related and third parties, which form part of the voyage expenses, amounted to $5.1 million in the year ended December 31, 2006, an increase of $2.0 million, or 64.5%, compared to $3.1 million in the year ended December 31, 2005. Such increase was mainly attributable to our new management agreement which came into effect on July 1, 2005, according to which we pay commissions to our manager of 0.75% on all freight, charter hire, ballast bonus and demurrage for each vessel, a commission of 0.5% based on the contract price on any vessel bought and sold on our behalf, as well as increased revenues on which we paid commissions for the year ended December 31, 2006, offset in part by a $0.5 million decrease in other voyage expenses such as port and canal charges, bunker expenses and address commissions.

Vessel Operating Expenses

Vessel operating expenses increased 16.0%, or $7.3 million, to $53.0 million in the year ended December 31, 2006, from $45.7 million in the year ended December 31, 2005. This increase was due to the increase in the average number of vessels in our fleet which contributed approximately $3.8 million in vessel operating expenses in the year ended December 31, 2006 compared to the year ended December 31, 2005 and a general increase in running costs experienced by the industry, more specifically with respect to lubricant oil costs, maintenance costs and seafarers wages, which added approximately a further $3.5 million.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred drydocking and special survey costs expense increased 57.7%, or $1.5 million, to $4.1 million in the year ended December 31, 2006, from $2.6 million in the year ended December 31, 2005. This was due to the costs of drydocking and special surveys conducted for nine of our vessels in 2006, for which amortization commenced during 2006.

Depreciation

Depreciation expense increased 19.2%, or $4.4 million, to $27.3 million in the year ended December 31, 2006, from $22.9 million for the year ended December 31, 2005. This increase was due to the increase in the average number of vessels in our fleet during the year ended December 31, 2006.

General and Administrative Expenses

General and administrative expenses increased 64.1%, or $2.5 million, to $6.4 million in the year ended December 31, 2006 from $3.9 million in the year ended December 31, 2005, reflecting $1.4 million of additional directors’ and officers’ remuneration expenses which was not applicable in the year ended December 31, 2005 and $1.1 million of technical management fees we paid in respect of the additional vessels that joined our fleet during the year ended December 31, 2006.

Interest Expense, Interest Income, and Other Finance (Costs) Income, Net

Interest expense increased $4.7 million, or 24.5%, to $23.9 million in the year ended December 31, 2006, from $19.2 million in the year ended December 31, 2005. Interest income was $3.6 million for the year ended December 31, 2006, a decrease of $2.7 million, from $6.3 million for the year ended December 31, 2005, and other finance income (costs), net, increased $9.0 million, to income of $2.0 million in the year ended December 31, 2006, from a cost of $7.0 million in the year ended December 31, 2005. The change in interest expense was primarily due to the increase in interest rates by 1.3% to which our indebtedness, on which we paid interest, was subject to, while there was no significant change in the average indebtedness for the year ended December 31, 2006 as compared to the year ended December 31, 2005. This resulted in an increase in interest of approximately $8.0 million, partially offset by the financing of our extensive newbuilding program which resulted in capitalizing $8.6 million of interest for year ended December 31, 2006 as opposed to $5.3 million capitalized interest for the year ended December 31, 2005. The decrease in interest income was due to the decreased monthly average bank deposits on which we earned interest, offset in part by higher interest rates.

The increase in other finance costs, net, was mainly due to foreign exchange differences in respect of the leasing arrangements for the CSCL Europe, the CSCL America, the Maersk Derby (ex P&O Nedlloyd Caracas), the Vancouver Express (ex P&O Nedlloyd Caribbean), the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561), which resulted to a gain of $2.8 million during the year ended December 31, 2006 as opposed to a loss of $6.5 million during the year ended December 31, 2005.

Other Income/(Expense), Net

Other income/(expense), net decreased $18.2 million to $(18.5) million for the year ended December 31, 2006 from $(0.3) million in the year ended December 31, 2005. The decrease was primarily attributable to a non recurring expense of approximately $(13) million related to the expected increase in the put option price we expect to pay under the leasing arrangements for the CSCL Europe, the CSCL America, the Maersk Derby, the Vancouver Express, the CSCL Pusan and the CSCL Le Havre, if the put option is exercised 6 1/2 years into the lease terms, as a result of a change in the United Kingdom tax legislation enacted in 2006.

Discontinued Operations

Net income from discontinued operations decreased $7.7 million, or 17.7%, to $35.7 million in 2006 from $43.4 million in 2005, reflecting the decrease in prevailing charter rates earned by the drybulk carriers in our fleet in 2006 and the fewer drybulk carriers in our fleet on average, 6.4 vessels, in 2006 compared to 7.0 vessels in 2005. Refer to note 20 in the notes to our consolidated financial statements included elsewhere in this report for further information regarding our discontinued operations.

Year ended December 31, 2005 compared to year ended December 31, 2004

During the year ended December 31, 2005, we had an average of 25.0 containerships in our fleet. During the year ended December 31, 2004, we had an average of 24.0 containerships in our fleet. We sold one 3,029 TEU containership in January 2004 and took delivery of one 4,253 TEU containership in each of March and April 2004, and one 8,468 TEU containership in each of August and November 2004.

Operating Revenue

Operating revenue increased 18.3%, or $27.2 million, to $175.9 million in the year ended December 31, 2005, from $148.7 million in the year ended December 31, 2004. The increase was due to $20.0 million in revenue generated by the additional operating days of four new vessels, consisting of two 4,253 TEU containerships and two 8,468 TEU containerships acquired during 2004, which were operated for a greater number of days in 2005. Each of the 4,253 TEU vessels were chartered at daily rates of $20,600 and each of the 8,468 TEU vessels were chartered at daily rates of $29,500. In addition, $7.2 million in revenue was generated from the higher charter rates obtained by rechartering certain of our remaining containerships.

Voyage Expenses

Voyage expenses were $3.9 million in the year ended December 31, 2005, representing an increase of $0.7 million, or 21.9%, from $3.2 million in the year ended December 31, 2004. Commissions charged by related and third parties in the year ended December 31, 2005 amounted to $3.1 million, an increase of $0.7 million, or 29.2%, compared to $2.4 million in the year ended December 31, 2004. In March 2004 we ceased paying a commission of 0.45% on all freight, charter hire, ballast bonus and demurrage for each vessel in our fleet to Nedlloyd Schiffsmakler, which was until that time performing chartering services for our fleet.

Vessel Operating Expenses

Vessel operating expenses increased 19.0%, or $7.3 million, to $45.7 million in the year ended December 31, 2005, from $38.4 million in the year ended December 31, 2004. The increase was due to the increase in the average number of vessels which contributed approximately $4.0 million in our fleet in 2005, compared to 2004, and a general increase in running costs per vessel experienced by the industry of $3.3 million.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred drydocking and special survey costs expense increased $0.9 million to $2.6 million in the year ended December 31, 2005, from $1.7 million in the year ended December 31, 2004. This was primarily due to the cost of drydocking and special survey conducted for certain vessels in our fleet in 2004, which we began to amortize in the second half of 2004. Therefore these costs are reflected for all of 2005, but only part of 2004.

Depreciation

Depreciation expense decreased 16.7%, or $4.6 million, to $22.9 million in the year ended December 31, 2005, from $27.5 million in the year ended December 31, 2004. The decrease resulted primarily from the change in our depreciation policy which became effective as of January 1, 2005 and decreased depreciation expense by $7.7 million in 2005, which was partially offset by increased depreciation of $3.1 million relating to the additional operating days in 2005 with respect to two 4,253 TEU and two 8,468 TEU containerships acquired in 2004.

General and Administrative Expenses

General and administrative expenses increased 30.0%, or $0.9 million, to $3.9 million in the year ended December 31, 2005 from $3.0 million in the year ended December 31, 2004, reflecting the higher average number of containerships in our fleet during 2005 for which we paid management fees, and the new management agreement which came into effect beginning on July 1, 2005.

Interest Expense, Interest Income, and Other Finance Costs, Net

Interest expense increased $8.8 million, or 84.6%, to $19.2 million in the year ended December 31, 2005, from $10.4 million in the year ended December 31, 2004, while interest income increased 142.3%, or $3.7 million, to $6.3 million in the year ended December 31, 2005, from $2.6 million in the year ended

December 31, 2004, and other finance costs, net, increased $8.4 million from a gain of $1.4 million in the year ended December 31, 2004 to a cost of $7.0 million in the year ended December 31, 2005. The change in interest expense was primarily due to the increase in interest rates to which our indebtedness, on which we paid interest, was subject and the increase in average indebtedness resulting from our debt refinancing in 2005. The increase in other finance costs, net, was due to foreign exchange differences in respect of the forward contracts related to the leasing arrangements for the CSCL Europe, the CSCL America, the Maersk Derby (ex P&O Nedlloyd Caracas), the Vancouver Express (ex P&O Nedlloyd Caribbean), the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561), which were a loss of $6.5 million during 2005. The increase in interest income was primarily due to accreted interest income on the present value of the cash inflows associated with the leasing arrangements for the CSCL Europe, the CSCL America, the Maersk Derby (ex P&O Nedlloyd Caracas), the Vancouver Express (ex P&ONedlloyd Caribbean), the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561), which represented a net increase of $1.4 million during 2005. The remaining $2.3 million increase in interest income was due to higher interest rates and higher average levels of cash deposits in our bank accounts in 2005. See “—Credit Facilities.”

Discontinued Operations

Net income from discontinued operations increased $1.2 million, or 2.8%, to $43.4 million in 2005 from $42.2 million in 2004, reflecting a slight increase in prevailing charter rates earned in 2005 by the drybulk carriers then in our fleet as the average number of drybulk carriers in our fleet remained constant in 2004 and 2005 at 7.0 vessels. Refer to note 20 in the notes to our consolidated financial statements included elsewhere in this report for further information regarding our discontinued operations.

Liquidity and Capital Resources

Historically, our principal source of funds has been equity provided by our stockholders, operating cash flows, long-term bank borrowings and, more recently, proceeds from our initial public offering in October 2006. Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations and to fund working capital requirements.

Our primary short-term liquidity needs are to fund our vessel operating expenses. Our medium-term liquidity needs primarily relate to the purchase of the 28 additional containerships for which we had contracted as of May 15, 2007. Our long-term liquidity needs primarily relate to additional vessel acquisitions in the containership sector and debt repayment. We anticipate that our primary sources of funds will be cash from our credit facilities, and the proceeds from the sales of the APL England, the APL Scotland and the APL Holland, cash from operations, debt and, possibly, equity financings. We believe that these sources of funds, even absent any future equity financings, will be sufficient to meet our liquidity needs in the foreseeable future since our contracted revenue together with our senior revolving credit facilities with RBS and Aegean Baltic Bank and HSH Nordbank should be sufficient to meet our currently projected liquidity needs.

We intend to finance a portion of the acquisition of each of the 28 vessels for which we had contracted as of May 15, 2007 with borrowings under our senior secured credit facilities with RBS and with Aegean Baltic Bank and HSH Nordbank. We also borrowed an aggregate amount of $75.0 million ($15.0 million with respect to each vessel) under a new credit facility with Seasonal Maritime Corporation, dated August 14, 2006, to partially finance the acquisition of the five 6,500 TEU newbuildings we ordered on July 26, 2006. In addition, we borrowed an aggregate amount of $25.0 million under another new credit facility with Seasonal Maritime Corporation, dated September 25, 2006, to finance installment payments on the HN 1670, the HN 1671, the HN 1672and the HN 1673, made on September 28, 2006. We repaid the entire amount outstanding under these loans on December 28, 2006 with borrowings made under our Aegean Baltic-HSH Nordbank credit facility.

In August 2006, we agreed to sell the six drybulk carriers in our fleet, with an aggregate capacity of 342,158 dwt, for an aggregate of $143.5 million. We have used and intend to use the proceeds from this sale to fund contracted vessel acquisitions. We received payment of 10% of the aggregate sale price of the six drybulk vessels upon entering into the sales agreements, the remaining 90% of the sale price was paid to us upon delivery of each vessel to the purchaser upon expiration of the vessel’s then-existing charter. We delivered all six of these vessels to the purchaser upon expiration of their charters during the nine months ended September 30, 2007, after which we account for our the drybulk carriers we have owned since 2002 as discontinued operations.

The following table summarizes the cash flows from our continuing operations and our discontinued operations for each of the years ended December 31, 2004, 2005 and 2006:

	Combined Containership and Drybulk Carrier Fleet Year Ended December 31,			Discontinued Operations Year Ended December 31,			Continuing Operations Year Ended December 31,
	2004	2005	2006	2004	2005	2006	2004	2005	2006
	(Dollars in thousands)
Net Cash from Operating Activities	$129,056	$162,235	$151,578	$42,405	$47,382	$24,628	$86,651	$114,853	$126,950
Net Cash from/(used in) Investing Activities	(154,747)	(40,538)	(330,099)	(9)	0	26,798	(154,738)	(40,538)	(356,897)
Net Cash provided by/(used in) Financing Activities*	45,133	(180,705)	183,596	(42,396)	(47,382)	(51,426)	87,529	(133,323)	235,022

*  Financing items in this line include deemed transactions or movements between vessel-owning subsidiaries and the parent company resulting from centralized treasury operations.

We believe that the sale of the drybulk carrier fleet and the subsequent loss of the net cash from operating activities attributed to it will be partially offset by cashflows from eight containerships we have added to our fleet since the disposal of the drybulk carrier fleet. Furthermore, the drybulk carrier fleet’s proportional contribution to cash flows from operating activities had been decreasing during the years from 2004 to 2006.

Net cash from investing activities attributed to the discontinued operations was $26.8 million in 2006, representing the sale proceeds from the sale of one of our drybulk carriers, the Sofia III. Net cash provided by financing activities attributed to the drybulk carrier fleet reflects payments of long-term debt, offset in part by funds provided by borrowings under our credit facilities that were attributable to the drybulk carriers as well as cash distributions from our drybulk carrier-owning subsidiaries attributable to activities other than operating activities, during each of the years ended December 31, 2004, 2005 and 2006.

We delivered the APL England to APL-NOL on March 7, 2007, pursuant to its exercise of an option to purchase the APL England from us for $44.0 million. APL-NOL exercised its options to purchase the APL Scotland and the APL Holland from us for $44.0 million each upon the expiration of the vessels’ then-current charters. Subsequent to May 15, 2007, we delivered the APL Scotland and the APL Holland to APL-NOL in June and August 2007, respectively, and, in June 2007, APL exercised its option to purchase the APL Belgium from us for $44.0 million upon expiration of its current charter in January 2008.

Under our multi-year charters as of May 15, 2007, we had contracted revenues of $242.8 million for 2007 and $200.5 million for 2008 and, until their expiration, $4.1 billion.

We intend to pay a quarterly dividend of $0.44 per share, or $1.76 per share per year. We paid our first quarterly dividend as a public company of $0.44 per share on February 14, 2007 and our second quarterly dividend of $0.44 per share on May 18, 2007. Our dividend policy will impact our future liquidity needs, however, we currently intend to pay dividends in amounts that will allow us to retain a portion of our cash flows to fund vessel, fleet or company acquisitions that we expect to be accretive to earnings and cash flows, and for debt repayment and drydocking costs, as determined by management and our board of directors.

We paid no dividends in 2006. Prior to our initial public offering, in 2005 we paid dividends of $244.6 million to our stockholders from our retained earnings.

As of May 15, 2007, we had approximately $1.0 billion of undrawn availability under our credit facilities.

Cash Flows

The discussion of our cash flows below includes cash flows attributable to both our containership fleet and the discontinued operations of the drybulk carriers for all periods discussed, which is consistent with the presentation of our consolidated statement of cash flows included elsewhere in this report.

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities decreased 6.5%, or $10.6 million, to $151.6 million in the year ended December 31, 2006, compared to $162.2 million for the year ended December 31, 2005, and increased 25.6%, or $33.1 million, to $162.2 million in the year ended December 31, 2005, from $129.1 million in the year ended December 31, 2004. For the year ended December 31, 2006, the decrease was primarily a result of a change in working capital requirements by $7.1 million and increased payments of $3.5 million, attributed to drydockings in relation to six of our vessels for 2006 as opposed to four of our vessels for 2005. The increase in 2005 was primarily attributable to the additional operating days in 2005 of two 4,253 TEU and two 8,468 TEU containerships acquired in 2004, which contributed $17.1 million in net cash, and the higher recharter rates our drybulk carriers were able to command, which contributed $5.2 million in net cash.

Net Cash Used in Investing Activities

Net cash flows used in investing activities were $330.1 million in the year ended December 31, 2006 compared to $40.5 million in the year ended December 31, 2005 and $154.7 million in the year ended December 31, 2004. The difference between the year ended December 31, 2006 and the year ended December 31, 2005 primarily reflects the funds used to acquire secondhand vessels of $171.8 million in 2006 as opposed to $12.4 million in 2005, and installment payments for newbuildings of $185.1 million in 2006 as opposed to $28.2 million during the year ended December 31, 2005. Net cash flows used in investing activities were $154.7 million in 2004, reflecting installment payments for newbuildings of $170.1 million, offset in part by vessel sale proceeds of $15.4 million.

Net Cash Provided by/(Used in) Financing Activities

Net cash flows provided by financing activities were $183.6 million in the year ended December 31, 2006 compared to net cash used in financing activities of $180.7 million in the year ended December 31, 2005 and net cash provided by financing activities of $45.1 million in the year ended December 31, 2004. The years ended December 31, 2006 and 2005 results primarily reflect the net proceeds of $201.3 million to us after completing our initial public offering in the United States on October 11, 2006 and the payment of no dividends during the year ended December 31, 2006 as opposed to the year ended December 31, 2005, in which we paid a special dividend of $244.6 million prior to the initial public offering to our then-existing stockholders from our retained earnings. Net cash flows provided by financing activities were $45.1 million in 2004, reflecting, primarily, reduced drawdowns under our credit facilities of $90.2 million, and increased repayments of indebtedness of $28.1 million.

Credit Facilities

We, as guarantor, and certain of our subsidiaries, as borrowers, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet. The following summarizes certain terms of our credit facilities:

Lender(1)	Remaining Available Principal Amount	Outstanding Principal Amount(1)	Interest Rate	Maturity	Remaining Repayment Installments
HSH NORDBANK(2)	—	$49.0 million	LIBOR + 0.775%	Due March 2014	29 quarterly installments: $1.0 million Balloon: $20.0 million

KEXIM(3)	—	$101.5 million	FIXED at 5.0125%	Due November 2016	38 quarterly installments: $2.6 million Plus installments of $1.0 million, $1.3 million and $0.69 million payable in August 2016, September 2016 and November 2016, respectively.

KEXIM-FORTIS(4)	—	$144.0 million	FIXED at 5.02%	Due October 2018 and January 2019

23 semi-annual installments of
$5.6 million Plus installments of
$2.09 million, $2.14 million $0.8
million and $0.7 million plus a
balloon payment of $9.0 million
payable in October 2018 and
January 2019, respectively.

AEGEAN BALTIC BANK-HSH NORDBANK(5)	$410.0 million	$290.0 million	LIBOR + 0.70%	Due November 14, 2011

Concerns a loan facility of up to
$700.0 million advanced to the
vessel owning companies in order
to partially finance the
construction of the new vessels
and the repayment of an old loan
facility. This revolving credit
facility shall be non-amortizing
for the first five years and the
repayment schedule as well as the
balloon will be determined based
upon, the weighted average age of
the vessels that will comprise
the securities portfolio for this loan at
the end of the year five (i.e.,

November 14, 2011).

THE ROYAL BANK OF SCOTLAND(6)	—	$75.5 million	LIBOR + 0.8%	Due in 2013	Five consecutive semi-annual installments starting from 2011 of $8.5 million each, plus a balloon payment of $33.0 million payable with the last installment in 2013.

The following vessels in our fleet were, as of May 15, 2007, unencumbered: the Pacific Bridge, the Eagle Express, the APL Scotland, the Norasia Hamburg, the YM Yantian, the YM Milano and the Victory I.

(1)    As of December 31, 2006.

(2)    Our credit facility with HSH Nordbank AG was, as of May 15, 2007, collateralized by mortgages and other security relating to the Vancouver Express and the Maersk Derby.

(3)    Our KEXIM credit facility was, as of May 15, 2007 collateralized by mortgages and other security relating to the CSCL Europe and the CSCL America.

(4)    Our KEXIM-FORTIS credit facility was, as of May 15, 2007, collateralized by mortgages and other security relating to the CSCL Pusan and the CSCL Le Havre.

(5)    Our credit facility with Aegean Baltic Bank S.A. and HSH Nordbank AG was, as of May 15, 2007, collateralized by mortgages and other security relating to the APL Belgium, the CMA CGM Elbe, the CMA CGM Kalamata, the CMA CGM Komodo, the Henry, the Hyundai Commodore, the Hyundai Duke, the Independence, the Maersk Marathon, the Maersk Messologi, the Maersk Mytilini and the MOL Confidence.

(6)    On February 21, 2007 we used borrowings under new credit facility with RBS, which we entered into on February 20, 2007, to repay the entire $75.5 million outstanding under this previous credit facility with RBS. This repayment was a debt extinguishment under US GAAP and was treated accordingly in our accounts. Our new credit facility with RBS is for up to $700 million and bears interest at LIBOR plus 0.75%. Principal repayments begin after five years and are required to be fully repaid by 2022. As of May 15, 2007, there was $150.0 million outstanding under the new RBS credit facility. Our new credit facility with RBS was collateralized by mortgages and other security relating to the APL Holland, SA Helderberg, SA Winterberg, SA Sederberg and Maersk Constantia as of May 15, 2007.

Our credit facilities contain financial covenants requiring us to:

•       maintain a market value adjusted net worth of at least $400.0 million and stockholders’ equity of at least $250.0 million;

•       ensure that the aggregate market value of the vessels in our fleet exceeds 145.0% of our net consolidated debt at all times;

•       maintain adjusted stockholders’ equity in excess of 30.0% of our total assets;

•       ensure that our outstanding bank debt does not exceed 75.0% of the aggregate value of our vessels mortgaged under the relevant credit facility;

•       ensure that our total liabilities, at all times, will be no more than 70.0% of the market value of our adjusted total assets;

•       maintain at least $30.0 million in cash or cash equivalents; and

•       maintain a ratio of EBITDA to net interest expense of no less than 2.5 to 1.0.

As of December 31, 2006, we were in compliance with each of these financial ratio requirements and financial covenants.

Leasing Arrangements

We have entered into leasing arrangements with a subsidiary of Lloyds Bank, Allco Finance Limited, a U.K.-based financing company, Allco Finance (UK) Limited, a U.K.-based financing company, and Allocean Maritime Limited, or AML, a U.K.-based ship financing company, with respect to six containerships in our current fleet, the CSCL Europe, the CSCL America, the Maersk Derby (ex P&O Nedlloyd Caracas) and the Vancouver Express (ex P&O Nedlloyd Caribbean), the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561). As part of these leasing arrangements, a separate limited partnership formed by a Lloyds Bank subsidiary (which provides the financing) and the Allco companies purchased each of these vessels. We charter-in these vessels from AML, which charters them in from the applicable partnership, and sub-charter the vessels to liner companies. We pay a fixed rate, which during the first 6 1/2 years of the leasing arrangements is a nominal amount, to charter-in these vessels from AML and we, in turn, are entitled to retain all of the charter revenue we earn from sub-chartering these vessels to our liner company customers.

Under the terms of these leasing arrangements, upon an event of default, total loss of a vessel or 6 1/2 years into the term of the lease, which will fall on April 14, 2011 with respect to the CSCL Europe, the CSCL America, the Maersk Derby (ex P&O Nedlloyd Caracas) and the Vancouver Express (ex P&O Nedlloyd Caribbean), and will fall on April 14, 2013 with respect to the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561), the Lloyds Bank subsidiary has a put option to sell its 99.996% interest in the partnership owning each respective vessel to Allco Finance (UK) Limited. Allco Finance (UK) Limited has the option to put such interest to us and has written an option in favor of us (with a substantially similar exercise price) to acquire such interest. Each of Allco Finance (UK) Limited’s put option to us and our purchase option are exercisable only if the Lloyds Bank subsidiary has exercised its put option.

If, however, the put option is not exercised we would be entitled to charter-in the vessels for an additional 12 years at rates adjusted to market no less than every two years at our option, rather than at the nominal rate in effect for the first 6 1/2 years of the leasing arrangement. In that case we would also expect to exercise options that would entitle us to approximately 49% of the amount in excess of a pre-set level of the charter-in rate. Further, we would continue to be entitled to retain all of the charter revenue we earn from chartering-out these vessels to our liner company customers. As part of the leasing arrangements, we made a deposit with respect to each of these vessels denominated in British pounds, in an amount expected to represent, after 6 1/2  years, approximately 75% of the original purchase price of the applicable vessel. This cash deposit with RBS collateralizes the entire amount of a letter of credit issued by RBS to secure our obligation to pay the put option price. If the put option is not exercised and, as a result, the letter of credit with respect to any of these vessels is not called, this deposit would be returned to us.

On July 19, 2006, legislation was enacted in the United Kingdom that is expected to result in a claw-back or recapture of certain of the benefits that were expected to be available to the counterparties to these transactions at their inception. Accordingly, the put option price is expected to be increased to compensate the counterparties for the loss of these benefits. We currently expect the increase in the put option price we will be obligated to pay if the put is exercised will be approximately £46 million, although the increase in this put price could vary. In 2006 we recognized an expense of approximately $13 million, which is the amount by which we currently expect the increase in the put price to exceed the cash benefits we expect to receive, and had expected to retain, from these transactions.

We currently have operational control over these six vessels. Even if the put option is not exercised, we will continue to have operational control over each of these vessels under the terms of the leasing arrangements during the period we charter-in these vessels from AML. We consider each of the vessels subject to these leasing arrangements to be an asset for our financial reporting purposes, and each vessel is reflected as such in our consolidated financial statements included elsewhere herein.

As part of the leasing arrangements we have agreed to financial covenants with a subsidiary of Lloyds Bank requiring us to:

•       maintain adjusted stockholders’ equity of at least $100.0 million;

•       ensure that adjusted stockholders’ equity exceeds 30% of our total assets;

•       maintain at least $5.0 million in cash or cash equivalents;

•       ensure that our outstanding indebtedness does not exceed 75% of the aggregate market value of the vessels subject to the leasing arrangements; and

•       ensure that the aggregate market value of the vessels in our fleet exceeds 145% of our net consolidated debt at all times.

The leasing arrangements also include covenants that require the stockholders of Danaos Corporation prior to our initial public offering to continue to hold at least 60% of our outstanding capital stock and that we continue to own, directly or indirectly, all of the share capital of our subsidiaries that charter-in the vessels subject to the respective leasing arrangements. Under the leasing arrangements, we are not restricted from paying dividends so long as we remain in compliance with the covenants set forth in the preceding sentence and the last two bullet points above, our adjusted stockholders’ equity exceeds 35% of our total assets, we maintain cash and cash equivalents of $20.0 million and we maintain a ratio of EBITDA to net interest expense of no less than 2.5 to 1.0.

Contractual Obligations

Our contractual obligations as of December 31, 2006 were:

	Payments Due by Period
	Total	Less than 1 year (2007)	1-3 years (2008- 2009)	3-5 years (2010- 2011)	More than 5 years (After January 1, 2012)
	Dollars in thousands
Long-term debt obligations(1)	$660,024	$22,760	$51,238	$68,238	$517,788
Interest on long-term debt obligations(1)(2)	273,416	37,329	70,743	65,006	100,338
Payments to our manager(3)	19,348	10,172	9,176	—	—
Vessel purchase agreements:
Newbuilding contracts(4)	790,000	130,520	659,480	—	—
Vessel acquisition agreements(5)	111,150	111,150	—	—	—
Total(6)	$1,853,938	$311,931	$790,637	$133,244	$618,126

(1)             Includes our obligations as of December 31, 2006. On February 20, 2007, we entered into a new revolving credit facility with RBS. As of May 15, 2007, there was $150.0 million outstanding under this credit facility with RBS. On February 21, 2007, we used borrowings under this credit facility with RBS to repay the entire $75.5 million outstanding under our previous credit facility with RBS, which had a maturity of October 2013 and an interest rate of LIBOR plus 0.80%. This repayment was a debt extinguishment under US GAAP and was treated accordingly in our accounts.

(2)             We expect to be obligated to make the interest payments set forth in the above table with respect to our long-term debt obligations. The interest payments are based on an assumed LIBOR rate of 5.25% with respect to the HSH Nordbank, Aegean Baltic-HSH Nordbank and RBS credit facilities. See “—Credit Facilities.”

(3)             Under our management agreement with Danaos Shipping Co. Ltd., from July 1, 2005 to December 31, 2008, we have paid and will pay it $250 per vessel per day for vessels on a bareboat charter and $500 per vessel per day for the remaining vessels in our fleet. We also pay our manager $500 per day for providing certain commercial, chartering and administrative services. As of December 31, 2006 we had a fleet of 37 vessels which decreased with the sale of one containership in March 2007, three drybulk carriers in January 2007, two drybulk carriers in February 2007 and one drybulk carrier in April 2007. Our fleet has increased with the delivery of one secondhand vessel in the first half of 2007, two newbuildings and one secondhand vessel in the second half of 2007. Expected deliveries of our contracted fleet will further increase our fleet by four newbuildings in the second half of 2008, four newbuildings during the first half of 2009 and three newbuildings during the second half of 2009. Further, in late 2009 and 2010, our fleet is expected to increase by another 14 containerships, for which we placed orders during the first half of 2007, but are not included in the calculations as the table refers to a date prior to the signing of these orders. Our fleet decreased with the sale of one containership on March 7, 2007 and will further decrease with the sale of two more containerships in June and July 2007. After December 31, 2008, these fees will be adjusted annually by agreement between us and our manager. In addition, we also will pay our manager a commission of 0.75% of the gross freight, demurrage and charter hire collected from the employment of our ships, 0.5% of the contract price of any vessels bought or sold on our behalf and $400,000 per newbuilding vessel for the supervision of newbuilding contracts. We expect to be obligated to make the payments set forth in the above table under our management agreement over the initial term which expires on December 31, 2008, based on our currently contracted revenue, as reflected above under “—Factors Affecting Our Results of Operations—Operating Revenues,” and our currently anticipated vessel acquisitions and dispositions and chartering arrangements described in this report. No interest is payable with respect to these obligations if paid on a timely basis, therefore no interest payments are included in these amounts.

(4)    In the first and second quarter of 2007, we entered into contracts for the construction of the HN N-214, the HN N-219, the HN N-215, the HN N-216, the HN N-217, the HN N-218, the HN N-220, the HN N-221, the HN N-222, the HN N-223, the HN Z00001, the HN Z00002, the HN Z00003 and the HN Z00004, for an aggregate price of $1.14 billion, which amount is not included in the table. Of the aggregate $1.14 billion purchase price for these vessels: $256 million was payable within one year of December 31, 2006; $296 million was payable between two and three years of December 31, 2006; $591 million was payable between three and five years of December 31, 2006; and zero was payable more than five years after December 31, 2006. No interest is payable with respect to these obligations if paid on a timely basis, therefore no interest payments are included in the table.

(5)    Of the aggregate $123.5 million purchase price for the YM Colombo and the E.R. Wellington, $111.15 million remained unpaid as of December 31, 2006. On March 12, 2007, the YM Colombo was delivered to us and we paid the balance of the purchase price for such vessel of $55.6 million. The remaining $55.6 million is due upon delivery of the E.R. Wellington which is expected in September or October 2007. No interest is payable with respect to this obligation if paid on a timely basis, therefore no interest payments are included in this amount.

(6)    Does not include amounts which are expected to be payable to a subsidiary of Lloyds Bank in connection with the leasing arrangements for the CSCL Europe, the CSCL America, the Maersk Derby, the Vancouver Express, the CSCL Pusan and the CSCL Le Havre, described in note 9 to our consolidated financial statements included elsewhere herein. These amounts would be payable on April 14, 2011 with respect to the CSCL Europe, the CSCL America, the Maersk Derby and the Vancouver Express and on April 14, 2013 with respect to the CSCL Pusan and the CSCL Le Havre.

Research and Development, Patents and Licenses

We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they incur.

Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize. Charter hire rates paid for containerships are primarily a function of the underlying balance between vessel supply and demand and respective charter-party details. The demand for containerships is determined by the underlying demand for goods which are transported in containerships. Although there can be no assurances, absent a major and sustained downturn in market conditions or significant unforeseeable changes in supply and demand of containerships, charter rates are expected to remain relatively strong for the remainder of 2007.

Off-Balance Sheet Arrangements

We do not have any other transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. We base these estimates on the information currently available to us and on various other assumptions we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application. For a further description of our material accounting policies, please read note 2 to our consolidated financial statements included elsewhere in this report.

Purchase of Vessels

Vessels are stated at cost, which consists of the contract purchase price and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise we charge these expenditures to expenses as incurred. Our financing costs incurred during the construction period of the vessels are included in vessels’ cost.

The vessels that we acquire in the secondhand market are treated as a business combination to the extent that such acquisitions include continuing operations and business characteristics, such as management agreements, employees and customer base, otherwise we treat an acquisition of a secondhand vessel as a purchase of assets. Where we identify any intangible assets or liabilities associated with the acquisition of a vessel purchased on the secondhand market, we record all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. We have in the past acquired certain vessels in the secondhand market. These acquisitions were considered to be acquisitions of assets. Certain vessels in our fleet that were purchased in the secondhand market were acquired with existing charters. We determined that the existing charter contracts for these vessels, other than the charter for the MOL Confidence, do not have a material separate fair value and, therefore, we recorded such vessels at their fair value, which equaled the consideration paid. In respect of the existing time charter for the MOL Confidence, we identified a liability of $14.4 million upon its delivery to us in March 2006, which we recorded as unearned revenue in “Current Liabilities—Unearned Revenue” and “Long-Term Liabilities—Unearned Revenue, net of current portion” on our balance sheet for the existing charter, which will be amortized over the remaining period of the time charter.

The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables, including market charter rates, expected future charter rates, future vessel operating expenses, the level of utilization of our vessels and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations.

Lease Arrangements

Although we do not own six of the containerships in our current fleet which may be sold to us pursuant to a put option, we consider these vessels to be owned by us for financial reporting purposes since the vessels are under our operational control and we retain risks associated with ownership. We reflect the indebtedness under which the vessels are mortgaged as a liability on our balance sheet. However, if any holder of the put options elects not to exercise its option, we would no longer treat the applicable vessels as owned by us for financial reporting purposes. As a result, our balance sheet assets and liabilities, as well as the provisions we may make for depreciation and amortization in our financial statements related to these vessels, would be affected.

As a result of the expected increase in the put option price under the leasing arrangements for the CSCL Europe, the CSCL America, the CSCL Le Havre (ex HN 1561), the Maersk Derby (ex Nedlloyd Caracas), the Vancouver Express (ex P&O Nedlloyd Caribbean) and the CSCL Pusan (ex HN 1559) if the put option is exercised 6 1/2 years into the lease terms, as described above under “—Leasing Arrangements,” an expense of approximately $13 million for the year ended December 31, 2006, as well as expenses of $3.1 million for revaluation of the pound sterling liability related to these leasing arrangements and $2.8 million for an accounting reversal relating to these leasing arrangements were recognized on our statement of income under “Other income/(expense), net.” We will recognize any changes in the expected amount of these expenses under “Other income/(expense), net” in our statement of income.

Revenue Recognition

Our revenues and expenses are recognized on the accrual basis. Revenues are generated from bareboat hire and time charters. Bareboat hire revenues are recorded over the term of the hire on a straight-line basis. Time charter revenues are recorded over the term of the charter as service is provided. Unearned revenue includes revenue received in advance.

We have been a member of a pool arrangement with respect to two drybulk carriers, the Alexandra I and the MV Achilleas, which we have sold. The resulting net revenues of the pool are distributed as time charter hire to each participant in accordance with the pool earning points of the individual vessels in the pool adjusted for any off-hire amount. Distributions of time charter hire to us have been made every two weeks according to the pooling arrangement. An amount not exceeding four weeks’ time charter hire for each of our vessels in the pool was permitted to be withheld from us as working capital for the pool. For the periods prior to the sale of these vessels, revenue related to the pooling arrangements is recognized only when all contingencies under the agreements are resolved.

Special Survey and Drydocking Costs

We follow the deferral method of accounting for special survey and drydocking costs. Actual costs incurred are deferred and are amortized on a straight-line basis over the period until the next scheduled survey, which is two and a half years. If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written-off.

Vessel Lives

Our vessels represent our most significant assets and we state them at our historical cost, which includes capitalized interest during construction and other construction, design, supervision and predelivery costs, less accumulated depreciation. We depreciate our containerships, and for the periods prior to their sale, our drybulk carriers, on a straight-line basis over their estimated remaining useful economic lives. Historically, we estimated this to be 25 years. As of January 1, 2005, we determined that the estimated useful lives of our containerships is 30 years, whereas for drybulk carriers we continued to estimate their useful lives to be 25 years. Depreciation is based on cost less the estimated scrap value of the vessels. Should certain factors or circumstances cause us to revise our estimate of vessel service lives in the future, depreciation expense could be materially lower or higher. Such factors include, but are not limited to, the extent of cash flows generated from future charter arrangements, changes in international shipping requirements, and other factors many of which are outside of our control.

Impairment of Long-lived Assets

We evaluate the net carrying value of our vessels for possible impairment when events or conditions exist that cause us to question whether the carrying value of the vessels will be recovered from future undiscounted net cash flows. An impairment charge would be recognized in a period if the fair value of the vessels was less than their carrying value. Considerations in making such an impairment evaluation would include comparison of current carrying value to anticipated future operating cash flows, expectations with respect to future operations, and other relevant factors.

Recent Accounting Pronouncements

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (‘SAB 108’). SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company’s balance sheet and statement of operations and the related financial statement disclosures. SAB No. 108 permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006 by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. Additionally, the use of the cumulative effect transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. The adoption of SAB No. 108 has not had any effect on our consolidated financial statements.

In February 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 155 (SFAS 155) “Accounting for Certain Hybrid Instruments—an amendment of FASB Statements No. 133 and 140”. SFAS 155 amends SFAS 133 to permit fair value measurement for certain hybrid financial instruments that contain an embedded derivative, provides additional guidance on the applicability of SFAS 133 and SFAS 140 to certain financial instruments and subordinated concentrations of credit risk. SFAS 155 is effective for the first fiscal year that begins after September 15, 2006. The adoption of this Accounting Standard is not expected to have a material effect on the consolidated financial statements. This statement is effective for us for the fiscal year beginning on January 1, 2007.

In March 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 156 (SFAS 156) “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140”. SFAS 156 amends SFAS 140 requiring that all separately recognized servicing assets and servicing liabilities be measured at fair value, if practicable. SFAS 156 also permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities. SFAS 156 is effective for the first fiscal year that begins after September 15, 2006. The adoption of this Accounting Standard is not expected to have a material effect on our consolidated financial statements. This statement is effective for us for the fiscal year beginning on January 1, 2007.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. The statement does not require new fair value measurements, but is applied to the extent that other accounting pronouncements require or permit fair value measurements. The statement emphasizes that fair value is a market-based measurement that should be determined based on the assumptions that market participants would use in pricing an asset or liability. Companies will be required to disclose the extent to which fair value is used to measure assets and liabilities, the inputs used to develop the measurements, and the effect of certain of the measurements on earnings (or changes in net assets) for the period. This Statement is effective for fiscal years beginning after November 15, 2007 and for interim periods within those fiscal years. Earlier application is encouraged, provided that the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. We are currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

In September 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 158 (SFAS 158) “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R).”

SFAS 158 improves financial reporting by requiring an employer to recognize the overfunded and underfunded status of a defined benefit retirement plan (other than multiemployer plan) as an asset or liability in its statement of financial position and recognize changes in the funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statements of financial position, with limited exceptions. This standard was effective for us as of the fiscal year ended December 31, 2006 and did not have any effect on our consolidated financial statements.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159 (SFAS 159) “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with our long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, “Fair Value Measurements”. The adoption of this policy is not expected to have a material effect on our consolidated financial statements.

In April 2006, the FASB issued FSP No. FIN 46(R)-6-Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R), which addresses whether certain arrangements associated with variable interest entities should be treated as variable interests or considered as creators of variability, and indicates that the variability to be considered shall be based on an analysis of the design of the entity. FSP FIN 46(R)-6 is required to be applied prospectively to all entities with which a company first becomes involved and to all entities previously required to be analyzed under FIN 46(R) upon the occurrence of certain events, beginning the first day of the first reporting period after June 15, 2006. Early application is permitted for periods for which financial statements have not yet been issued. Retrospective application to the date of the initial application of FIN 46(R) is permitted but not required, however, if elected, it must be completed no later than the end of the first annual reporting period after July 15, 2006. This standard was effective for us as of the fiscal year ended December 31, 2006 and did not have any effect on our consolidated financial statements.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements within the meaning of the safeharbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, shipyard performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by us with the U.S. Securities and Exchange Commission.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Danaos Corporation

We have audited the accompanying consolidated balance sheets of Danaos Corporation and its subsidiaries as of December 31, 2006 and December 31, 2005, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Danaos Corporation and its subsidiaries at December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers S.A.

Athens, Greece

March 27, 2007 (except for note 20 which is as of
November 1, 2007)

DANAOS CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States Dollars, except share and per share amounts)

		Years ended December 31,
		2005	2006
ASSETS	Notes
CURRENT ASSETS
Cash and cash equivalents		$38,000	$43,075
Restricted cash	3	724	2,493
Accounts receivable, net		14,107	2,170
Inventories		2,591	3,772
Prepaid expenses		870	1,338
Due from related parties	13	4,544	2,863
Net investment in finance lease, current portion		860	—
Other current assets	8	2,316	3,989
Total current assets		64,012	59,700

NON-CURRENT ASSETS
Fixed assets, net	4,12	$654,222	$1,016,608
Advances for vessel acquisitions		12,350	12,350
Advances for vessels under construction	5	161,375	193,016
Accounts receivable in respect of lease agreements, net of current portion	9	44,619	—
Deferred charges, net	6	7,758	9,399
Other assets		1,422	6,117
Total non-current assets		881,746	1,237,490
Total assets		$945,758	$1,297,190

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	7	$6,065	$9,652
Accrued liabilities	10	2,905	5,093
Long-term debt, current portion	12	57,521	22,760
Other current liabilities	11a	—	1,466
Unearned revenue		3,993	6,743
Total current liabilities		70,484	45,714

LONG-TERM LIABILITIES
Long-term debt, net of current portion	12	$609,217	$639,556
Unearned revenue, net of current portion	4c	—	10,514
Other liabilities	11b	3,332	35,554
Total long-term liabilities		612,549	685,624
Total liabilities		$683,033	$731,338

Commitments and Contingencies	18	—	—

STOCKHOLDERS’ EQUITY
Preferred stock (5,000,000 preferred shares, par value $.01, authorized and not issued)		—	—
Common stock (200,000,000 common shares, par value $.01, authorized and 44,307,500 and 54,557,500 common shares, par value $.01 issued and outstanding as of December 31,2005 and December 31,2006)	20	443	546
Additional paid-in capital		90,529	288,530
Other comprehensive income		—	3,941
Retained earnings		171,753	272,835
Total stockholders’ equity		262,725	565,852
Total liabilities and stockholders’ equity		$945,758	$1,297,190

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of United States Dollars, except share and per share amounts)

		Years ended December 31,
	Notes	2004	2005	2006

OPERATING REVENUES	17	$148,718	$175,886	$205,177

OPERATING EXPENSES:
Voyage expenses		(3,194)	(3,883)	(5,423)
Vessel operating expenses		(38,395)	(45,741)	(52,991)
Depreciation	4	(27,520)	(22,940)	(27,304)
Amortization of deferred drydocking and special survey costs	6	(1,747)	(2,638)	(4,127)
Bad debts expense		(422)	(36)	(145)
General and administration expenses		(3,028)	(3,914)	(6,413)
Gain on sale of vessels		7,667	—	—
Income From Operations		82,079	96,734	108,774

OTHER INCOME (EXPENSE):
Interest income		2,638	6,345	3,605
Interest expenses		(10,423)	(19,190)	(23,905)
Other finance (costs) income , net		1,424	(6,961)	2,049
Other income (expenses), net		813	(270)	(18,476)
Gain/(Loss) on fair value of derivatives		(2,225)	2,831	(6,628)
Total Other Income (Expenses), net		(7,773)	(17,245)	(43,355)

Net Income from continuing operations		$74,306	$79,489	$65,419
Net income from discontinued operations		$42,153	$43,361	$35,663
Net Income		$116,459	$122,850	$101,082

EARNINGS PER SHARE
Basic and diluted net income per share (from continuing operations)		$1.68	$1.79	$1.40
Basic and diluted net income per share (from discontinued operations)		$0.95	$0.98	$0.76
Basic and diluted weighted average number of shares		44,307,500	44,307,500	46,750,651

EARNINGS PER SHARE
Basic and diluted net income per share		$2.63	$2.77	$2.16
Basic and diluted weighted average number of shares		44,307,500	44,307,500	46,750,651

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY

(Expressed in thousands of United States Dollars

	Common Stock
	Comprehen sive Income	Number of shares	Par value	Paid in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total

Balance as of January 1, 2004	$—	44,308	$443	$98,824	$—	$189,399	$288,666

Changes during the year ended December 31, 2004
Net income	116,459	—	—	—	—	116,459	116,459
Contributions/(Distributions)	—	—	—	(8,295)	—	—	(8,295)
Dividends	—	—	—	—		(12,362)	(12,362)
Balance as of December 31, 2004	116,459	44,308	$443	$90,529	$—	$293,496	$384,468

Changes during the year ended December 31, 2005
Net Income	122,850	—	—	—	—	122,850	122,850
Dividends	—	—	—	—	—	(244,593)	(244,593)
Balance as of December 31, 2005	122,850	44,308	$443	$90,529	$—	$171,753	$262,725

Changes during the year ended December 31, 2006
Comprehensive income:
Net Income	101,082	—	—	—	—	101,082	101,082
Unrealised gain on cash flow hedges-net	3,941	—	—	—	3,941	—	3,941
Issuance of common stock	—	10,250	103	198.001	—	—	198,104

Balance as of December 31, 2006	$105,023	54,558	$546	$288,530	$3,941	$272,835	$565,852

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States Dollars)

	Years ended December 31,
	2004	2005	2006

Cash Flows from Operating Activities:
Net income	$116,459	$122,850	$101,082

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	31,694	27,114	31,111
Amortization of deferred drydocking and special survey costs	2,096	3,922	5,425
Written off amount of drydocking / special survey	—	—	385
Written off amount of finance costs	—	—	396
Amortization of finance costs	—	101	135
Payments for drydocking /special survey	(5,159)	(4,505)	(8,037)
Gain on sale of vessels	(7,667)	—	(14,954)
Change in fair value of derivative instruments	1,274	(1,939)	3,440
Change in fair value of hedged debt	—	—	2,293

(Increase)/Decrease in:
Accounts receivable ,short and long-term	(2,773)	4,676	(3,034)
Inventories	(1,092)	156	(1,181)
Prepaid expenses	(753)	520	(468)
Due from related parties	3,043	(3,726)	1,681
Net investment in finance lease	3,494	3,694	860
Other assets, short and long-term	(14,119)	12,673	(1,958)

Increase/(Decrease) in:
Accounts payable	(1,012)	501	3,587
Accrued liabilities	2,676	(3,189)	2,188
Unearned revenue (including long-term)	895	(613)	(1,152)
Other liabilities ,short and long term	—	—	29,779
Net Cash provided by Operating Activities	129,056	162,235	151,578

Cash Flows from Investing Activities:
Vessel acquisitions including advances for vessel acquisitions	—	(12,350)	(171,749)
Vessels under construction	(170,128)	(28,188)	(185,148)
Proceeds from sale of vessels	15,381	—	26,798
Net Cash used in Investing Activities	(154,747)	(40,538)	(330,099)

Cash Flows from Financing Activities:
Proceeds from long-term debt	149,167	400,000	304,596
Proceeds from related party loans	—	—	130,375
Payments of long-term debt	(82,754)	(339,937)	(317,390)
Payments of related party loans	(130,375)
Contributions/(Distributions) from/(to) stockholders	(8,295)	—	201,259
Dividends paid	(12,362)	(244,593)	—
Deferred finance costs	—	(791)	(925)
Deferred public offering costs	—	(980)	(2,175)
Decrease/(increase) of restricted cash	(623)	5,596	(1,769)
Net Cash(used in)/ provided by Financing Activities	45,133	(180,705)	183,596

Net Increase/(Decrease) in Cash and Cash Equivalents	19,442	(59,008)	5,075
Cash and Cash Equivalents, Beginning of Year	77,566	97,008	38,000
Cash and Cash Equivalents, End of Year	$97,008	$38,000	$43,075

Supplementary Cash Flow information
Cash paid for interest	$11,084	$24,283	$26,352
Non-cash capitalized interest on vessels under construction	$2,916	$5,275	$6,079
Non-cash lease liability related to vessel acquisition	—	—	$14,416

The accompanying notes are an integral part of these consolidated financial statements

1                                         Basis of Presentation and General Information

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The reporting and functional currency of the Company is the United States Dollar.

Danaos Corporation (“Danaos”), formerly Danaos Holdings Limited, was formed on December 7, 1998 under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies (the “Danaos Subsidiaries”) listed below.  Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005.  In connection with the redomiciliation, the Company changed its name to Danaos Corporation.  On October 14, 2005 the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation.  Under the Amended and Restated Articles of Incorporation, the authorized capital stock of Danaos Corporation increased to 100,000 shares of common stock with a par value of $0.01 and 1,000 shares of preferred stock with a par value of $0.01. On September 18, 2006, the Company filed and Marshall Islands accepted Amended and Restated Articles of Incorporation.Under the Amended and Restated Articles of Incorporation, the authorized capital stock of Danaos Corporation increases to 200,000,000 shares of common stock with a par value of $0.01 and 5,000,000 shares of preferred stock with a par value of $0.01. See note 21 for additional information regarding stockholders’ equity.

The Company’s vessels operate worldwide, carrying containers and dry cargo for many of the world’s leading charterers. The Company manages its operations from its offices in Piraeus, Greece.

The Company’s principal business is the acquisition and operation of vessels. Danaos conducts its operations through the vessel owning subsidiaries whose principal activity is the ownership and operation of container and dry cargo type vessels (see note 2 and note 20) that are under the exclusive management of a related party of the Company (see note 13).

The consolidated financial statements have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the consolidated balance sheets and consolidated statements of income, cash flows and stockholders’ equity at and for each period since their respective incorporation dates.

The consolidated companies are referred to as “Danaos,” or “the Company.”

As of December 31, 2006, Danaos included the vessel owning companies listed below:

Company	Date of Incorporation	Vessel Name	Vessel Type	Year Built	DWT	TEU
Deleas Shipping Ltd.	July 28, 1987	Pacific Bridge	Container	1984	—	2,130
Seasenator Shipping Ltd.	June 7, 1996	Norasia Hamburg	Container	1989	—	3,908
Seacaravel Shipping Ltd.	June 7, 1996	YM Yantian	Container	1989	—	3,908
Peninsula Maritime Inc.	June 10, 1997	Eagle Express	Container	1978	—	1,704
Appleton Navigation S.A.	May 12, 1998	CMA CGM Komodo	Container	1991	—	2,917
Geoffrey Shipholding Ltd.	September 22, 1997	CMA CGM Kalamata	Container	1990	—	2,917
Lacey Navigation Inc.	March 5, 1998	CMA CGM Elbe	Container	1991	—	2,917
Saratoga Trading S.A.	May 8, 1998	YM Milano	Container	1998	—	3,129
Tyron Enterprises S.A.	January 26, 1999	Henry	Container	1986	—	3,039
Ferrous Shipping (Private) Ltd.	December 6, 2000	APL England	Container	2001	—	5,506
Cobaltium Shipping (Private) Ltd.	December 6, 2000	APL Scotland	Container	2001	—	5,506
Lissos Shipping (Private) Ltd.	February 16, 2001	APL Holland	Container	2001	—	5,506
Orchid Navigation Corp.	May 20, 1996	Dimitris C	Dry cargo	1994	43,814	—
Roberto C Maritime Inc.	February 19, 2002	Roberto C	Dry cargo	1994	45,210	—
Alexandra Navigation Inc.	March 5, 2002	Alexandra I	Dry cargo	1994	69,090	—
Mercator Shipping Inc.	April 4, 2002	MV Achilleas	Dry cargo	1994	69,180	—
Ortelius Maritime Inc.	April 4, 2002	Fivos	Dry cargo	1994	69,659	—
Independence Navigation Inc.	October 9, 2002	Independence	Container	1986	—	3,045
Maria C Maritime Inc.	February 19, 2002	Maria C	Dry cargo	1994	45,205	-
Lato Shipping (Private) Ltd.	February 16, 2001	APL Belgium	Container	2002	—	5,506
Victory Shipholding Inc.	October 9, 2002	Victory I	Container	1988	—	3,098
Duke Marine Inc.	April 14, 2003	Hyundai Duke	Container	1992	—	4,651
Commodore Marine Inc.	April 14, 2003	Hyundai Commodore	Container	1992	—	4,651
Helderberg Maritime Inc.	June 11, 2003	S.A. Helderberg	Container	1977	—	3,101
Sederberg Maritime Inc.	June 11, 2003	S.A. Sederberg	Container	1978	—	3,101
Winterberg Maritime Inc.	June 11, 2003	S.A. Winterberg	Container	1978	—	3,101
Constantia Maritime Inc.	June 11, 2003	Maersk Constantia	Container	1979	—	3,101

Company	Date of Incorporation	Vessel Name	Vessel Type	Year Built		DWT	TEU
Containers Services Inc.	May 30, 2002	Vancouver Express (ex P&O Nedlloyd Caribbean)	Container	2004		—	4,253
Containers Lines Inc.	May 30, 2002	Maersk Derby (ex P&O Nedlloyd Caracas)	Container	2004		—	4,253
Oceanew Shipping Ltd.	January 3, 2002	CSCL Europe	Container	2004		—	8,468
Oceanprize Navigation Ltd.	January 20, 2003	CSCL America	Container	2004		—	8,468
Federal Marine Inc.	February 14,2006	MOL Confidence	Container	1994		—	4,651
Karlita Shipping Co. Ltd.	February 21, 2003	CSCL Pusan	Container	2006		—	9,580
Ramona Marine Co. Ltd.	February 21, 2003	CSCL Le Havre	Container	2006		—	9,580
Boxcarrier (No 6) Corp.	June 27, 2006	Maersk Marathon	Container	1991		—	4,814
Boxcarrier (No 7) Corp.	June 27, 2006	Maersk Messologi	Container	1991		—	4,814
Boxcarrier (No 8) Corp	November 16, 2006	Maersk Mytilini	Container	1991		—	4,814
						—
Vessels under contract						—
Auckland Marine Inc.	January 27, 2005	Norasia Integra	Container	2004	**	—	4,300
Wellington Marine Inc.	January 27, 2005	Norasia Atria	Container	2004	***	—	4,300
						—
Vessels under construction						—
Seacarriers Services Inc.	June 28, 2005	Hull No. 1639	Container	2007	*	—	4,253
Seacarriers Lines Inc.	June 28, 2005	Hull No. 1640	Container	2007	*	—	4,253
Bayview Shipping Inc.	March 22, 2006	Hull No. 1670	Container	2008	*	—	4,253
Channelview Marine Inc.	March 22, 2006	Hull No. 1671	Container	2008	*	—	4,253
Balticsea Marine Inc.	March 22, 2006	Hull No. 1672	Container	2008	*	—	4,253
Continent Marine Inc	March 22, 2006	Hull No. 1673	Container	2008	*	—	4,253
Medsea Marine Inc	May 8, 2006	Hull No. 1698	Container	2009	*	—	4,253
Blacksea Marine Inc	May 8, 2006	Hull No. 1699	Container	2009	*	—	4,253
Boxcarrier (No 1) Corp.	June 27, 2006	Hull No. S4001	Container	2009	*	—	6,500
Boxcarrier (No 2) Corp.	June 27, 2006	Hull No. S4002	Container	2009	*	—	6,500
Boxcarrier (No 3) Corp.	June 27, 2006	Hull No. S4003	Container	2009	*	—	6,500
Boxcarrier (No 4) Corp.	June 27, 2006	Hull No. S4004	Container	2009	*	—	6,500
Boxcarrier (No 5) Corp.	June 27, 2006	Hull No. S4005	Container	2009	*	—	6,500

*Estimated completion date

**Scheduled to be delivered to the Company in March 2007.

***Scheduled to be delivered to the Company in September 2007

2                                         Significant Accounting Policies

Principles of Consolidation:  The accompanying consolidated financial statements represent the consolidation of the accounts of the Company and its wholly owned subsidiaries. The subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.  The Company also consolidates entities that are determined to be variable interest entities as defined in Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R) if it determines that it is the primary beneficiary.  The Company does not have any variable interest entities. Inter-company transaction balances and unrealized gains on transactions between the companies are eliminated.

Use of Estimates:  The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Other Comprehensive Income (Loss): The Company follows the provisions of Statement of Financial Accounting Standards “Statement of Comprehensive Income” (SFAS 130), which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity.

Foreign Currency Translation:  The functional currency of the Company is the U.S. dollar. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transaction. On the balance sheet dates, monetary assets and liabilities denominated in other currencies are translated to reflect the current exchange rates. Resulting gains or losses are reflected in the accompanying consolidated statements of income.

Cash and Cash Equivalents:  Cash and cash equivalents consist of current, call, time deposits and certificates of deposit with original maturity of three months or less which are not restricted for use or withdrawal.

Restricted Cash:  Cash restricted accounts include retention and restricted deposit accounts.  Certain of the Company’s loan agreements require the Company to deposit one-third of quarterly and one-sixth of the semi-annual principal installments and interest installments, respectively, due on the outstanding loan balance monthly in a retention account.  On the rollover settlement date, both principal and interest are paid from the retention account.

Accounts Receivable:  The amount shown as Accounts Receivable at each balance sheet date includes estimated recoveries from charterers for hire and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.  Bad debts are written off in the year which they are identified.

Insurance:  Insurance claims represent the claimable expenses, net of deductibles, which are expected to be recovered from insurance companies. Any costs to complete the claims are included in accrued liabilities. The Company accounts for the cost of possible additional call amounts under its insurance arrangements in accordance with the FASB  Statement of Financial Accounting Standards (“SFAS”) 5 “Accounting for Contingencies” based on the Company’s historical experience and the historical experience of the shipping industry.

Prepaid Expenses and Inventories:  Prepaid expenses consist mainly of insurance expenses and inventories, which consist of bunkers, lubricants and provisions remaining on board the vessels at each period end, which are valued at the lower of market value or cost as determined using the weighted average method.

Financing Costs:  Fees incurred for obtaining new loans are deferred and amortized over the loans’ respective repayment periods using the effective interest rate method. These charges are included in the balance sheet line item Deferred Charges. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made subject to the provisions of EITF 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instrument” regarding debt extinguishment.

Vessels’ Cost:  Vessels are stated at cost, which consists of the contract purchase price and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise these expenditures are charged to expenses as incurred. Financing costs incurred during the construction period of the vessels are included in vessels’ cost.

Vessels acquired in the secondhand market are treated as a business combination to the extent that such acquisitions include continuing operations and business characteristics such as management agreements, employees and customer base.  Otherwise these are treated as purchase of assets. Where the Company identifies any intangible assets or liabilities associated with the acquisition of a vessel purchased in the secondhand market, the Company records all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows.  The Company has acquired certain vessels in the secondhand market. These acquisitions were considered to be acquisitions of assets.  Certain vessels in the Company’s fleet that were purchased in the secondhand market were acquired with existing charters. The company has recognized a liability for a below –market charter attached to a vessel acquired in 2006.

Vessels’ Depreciation:  The cost of the Company’s vessels is depreciated on a straight-line basis over the vessels’ remaining economic useful lives after considering the estimated residual value. Management had estimated the useful life of the Company’s vessels to be 25 years from the year built. As of January 1, 2005, the Company changed prospectively the estimated useful life of the container vessels to be 30 years. The change in estimate was based both on the Company’s experience and the current practice in the shipping industry.

Accounting for Special Survey and Drydocking Costs:  The Company follows the deferral method of accounting for special survey and drydocking costs, whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period until the next scheduled survey, which is two and a half years. If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off.

The amortization periods reflect the estimated useful economic life of the deferred charge, which is the period between each special survey and drydocking.

Impairment of Long-lived Assets:  SFAS 144 “Accounting for the Impairment or Disposal of Long-lived Assets” addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company adopted SFAS 144 as of January 1, 2002. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value. No events or changes in circumstances have occurred in the periods presented that would lead to a review for impairment.

Pension and Retirement Benefit Obligations-Crew:  The crew on board the companies’ vessels serve in such capacity under short-term contracts (usually up to nine months) and accordingly, the vessel-owning companies are not liable for any pension or post retirement benefits.

Accounting for Revenue and Expenses:  Revenues and expenses are recognized on a straight-line basis and on an accrual basis.  Revenues are generated from bareboat hire and time charters.  Bareboat hire revenues are recorded over the term of the hire on a straight-line basis.  Time charter revenues are recorded over the term of the charter as service is provided. Unearned revenue includes revenue received in advance.

The Company is a member of a pool arrangement with respect to the MV Achilleas and the Alexandra I. The resulting net revenues of the pool are distributed as time charter hire to each participant in accordance with the pool earning points of the individual pool vessels, adjusted for any off hire amount. Distributions of time charter hire to the Company are made every two weeks according to the agreement. An amount not exceeding four weeks’ time charter hire for the vessel may be withheld from the Company as working capital for the pool. The Company recognizes revenue related to the pooling arrangements only when all contingencies under the agreements are resolved.

General and Administrative Expenses:  General and administrative expenses include management fees paid to the vessels’ manager (see note 13).

Repairs and Maintenance:  All repair and maintenance expenses including major overhauling and underwater inspection expenses are charged against income when incurred and are included in vessel operating expenses in the accompanying consolidated statements of income.

Dividends:  Dividends are recorded in the Company’s financial statements in the period in which they are approved by the Company’s stockholders.

Segment Reporting:  The Company reports financial information and evaluates its operations  by total charter revenues. The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Company has determined that it operates under one reportable segment.

Derivative Instruments:  The Company enters into interest rate swap contracts and forward exchange rate contracts to create economic hedges for its interest rate risks and its exposure to currency exchange risk on certain foreign currency receivables. (see also note 15). When such derivatives do not qualify for hedge accounting under SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”, the Company presents these financial instruments at their fair value, and recognizes the fair value changes thereto in the income statement. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in the fair value of derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income/(loss) (effective portion) until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized in income.

Earnings Per Share:  The Company has presented net income per share for all periods presented based on the number of outstanding shares of common stock of Danaos Corporation at the reported periods taking into account any stock splits. There are no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net income per share.

Recent Accounting Pronouncements:

The recent accounting pronouncements are the following:

SAB 108 – Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (‘SAB 108’). SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company’s balance sheet and statement of operations and the related financial statement disclosures. SAB No. 108 permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006 by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. Additionally, the use of the cumulative effect transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. The adoption of SAB No. 108 did not have any effect on the Company’s   consolidated financial statements.

In  February  2006,  the  Financial  Accounting  Standard  Board  issued   Statement   of   Financial  Accounting  Standards  No.  155  (SFAS  155)   “Accounting  for  Certain  Hybrid  Instruments  —  an  amendment of FASB   Statements  No. 133 and 140”. SFAS 155 amends SFAS 133 to permit fair value measurement for certain hybrid financial instruments that contain   an   embedded   derivative,   provides   additional   guidance   on the applicability of SFAS 133 and SFAS 140 to certain financial instruments and subordinated concentrations of credit risk. SFAS 155 is effective for the first fiscal year that begins after September 15, 2006. We are   currently evaluating the impact SFAS 155 will have on our consolidated financial statements.  This statement will be effective for the Company for the fiscal year beginning on January 1, 2007.

In March 2006, the Financial Accounting Standard Board issued Statement of Financial  Accounting  Standards  No. 156 (SFAS 156) “Accounting for   Servicing of Financial Assets – an amendment of FASB Statement No. 140”.   SFAS 156 amends SFAS 140 requiring that all separately recognized   servicing assets and servicing liabilities be measured at fair value, if   practicable. SFAS 156 also permits, but does not require, the subsequent measurement of  servicing assets and servicing liabilities. SFAS 156 is   effective for the first fiscal year that begins after September 15,   2006. The adoption of this Accounting Standard is not expected to have a material effect on the consolidated financial statements. This statement will be effective for the Company  for the fiscal year beginning on  January 1, 2007.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements.  This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements.  The statement does not require new fair value measurements, but is applied to the extent that other accounting pronouncements require or permit fair value measurements. The statement emphasizes that fair value is a market-based measurement that should be determined based on the assumptions that market participants would use in pricing an asset or liability. Companies will be required to disclose the extent to which fair value is used to measure assets and liabilities, the inputs used to develop the measurements, and the effect of certain of the measurements on earnings (or changes in net assets) for the period. This Statement is effective for The Company for fiscal years beginning after November 15, 2007 and for interim periods within those fiscal years.  Earlier application is encouraged, provided that the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The Company is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

In  September  2006,  the  Financial  Accounting  Standard  Board issued   Statement   of   Financial  Accounting  Standards  No.  158  (SFAS  158)   “Employer’s   Accounting   for   Defined   Benefit   Pension  and  Other   Postretirement  Plans-  an  amendment of FASB Statements No. 87, 88, 106   and  132(R)”.  SFAS  158  improves  financial  reporting by requiring an   employer to recognize the overfunded and underfunded status of a defined   benefit  retirement  plan (other than multiemployer plan) as an asset or   liability  in  its statement of financial position and recognize changes   in  the  funded  status  in  the year in which the changes occur through   comprehensive income of a business entity or changes in unrestricted net   assets  of  a  not-for-profit organization. This statement also improves   financial  reporting  by  requiring  an  employer  to measure the funded   status  of a plan as of the date of its year-end statements of financial   position,  with  limited exceptions. This standard was effective for the   Company  as  of the fiscal year ended December 31, 2006 and did not have   any effect on the consolidated financial statements.

In  February  2007,  the  Financial  Accounting  Standards  Board issued   Statement of Financial Accounting Standards No. 159 (SFAS 159) “The Fair   Value  Option  for Financial Assets and Financial Liabilities”. SFAS 159   permits the entities to choose to measure many financial instruments and   certain  other items at fair value that are not currently required to be   measured  at fair value. This Statement is expected to expand the use of   fair  value  measurement, which is consistent with the Board’s long-term   measurement  objectives  for  accounting for financial instruments. SFAS   159  is  effective  as of the beginning of an entity’s first fiscal year   that  begins  after November 15, 2007. Early adoption is permitted as of   the  beginning of a fiscal year on or before November 15, 2007, provided   the  entity  also  elects  to apply the provisions of FASB Statement No.   157,  “Fair  Value  Measurements”.  The  adoption  of this policy is not   expected  to  have  a  material  effect  on  the  consolidated financial   statements.

FSP No. FIN 46(R)-6 – Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R)

In April 2006, the FASB issued this FSP which addresses whether certain arrangements associated with variable interest entities should be treated as variable interests or considered as creators of variability, and indicates that the variability to be considered shall be based on an analysis of the design of the entity. FSP FIN 46(R)-6 is required to be applied prospectively to all entities with which the Company first becomes involved and to all entities previously required to be analyzed under FIN 46(R) upon the occurrence of certain events, beginning the first day of the first reporting period after June 15, 2006. Early application is permitted for periods for which financial statements have not yet been issued. Retrospective application to the date of the initial application of FIN 46(R) is permitted but not required, however, if elected, it must be completed no later than the end of the first annual reporting period after July 15, 2006. This standard was effective for the Company as of the fiscal year ended December 31, 2006 and did not have any effect on the consolidated financial statements.

3                                         Restricted Cash

Restricted cash is comprised as follows:

	Retention	Restricted Deposits	Total
December 31, 2005	$642	$82	$724

December 31, 2006	$2,493	—	$2,493

4                                         Vessels

Vessels’ cost and accumulated depreciation and changes thereto are as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value (b)
January 1, 2005	$822,739	$(141,403)	$681,336
Additions from continuing operations	—	(22,940)	(22,940)
Additions from discontinued operations	—	(4,174)	(4,174)
December 31, 2005	$822,739	$(168,517)	$654,222
Additions from continuing operations (a), (c)	405,341	(27,304)	378,037
Additions from discontinued operations	—	(3,807)	(3,807)
Disposals from discontinued operations	(14,225)	2,381	(11,844)
December 31, 2006	$1,213,855	$(197,247)	$1,016,608

The residual value (estimated scrap value at the end of the vessels’ useful lives) of the fleet was estimated at $182.4 million as of December 31, 2006 and $121.4 million as of December 31, 2005.

a)	Vessels with a cost of $419.6 million and net book value of $403 million on December 31, 2006 are subject to certain leasing arrangements as explained in Other lease arrangements in note 9.
b)

Includes four container vessels with a net book value of $44.9 million, $45 million, $45.1 million, and $44.9 million at December 31, 2006, for which the charterers have the option to purchase the vessels in February 2007, 2007, July 2007 and January 2008, respectively, each for $44.0 million and in February 2009, June 2009, July 2009 and January 2010, respectively, each for $39.0 million.

c)

On March 23, 2006, the Company purchased the MOL Confidence, a vessel of 4,651 TEU and 61,152 DWT, built in 1994 for an amount of $40.5 million. The vessel was purchased in the secondhand market and was acquired with an existing charter with a $20,750 daily rate for a period of 6.5 years, ending in 2012. The value of the vessel on a charter free basis has been valued at $55.0 million from two independent valuators. The Company has identified a liability of $14.4 million which will be amortized over the period of the time charter. This amount is included in the financial statement lines Unearned revenue, short and long term.

d)	On September 8, 2006 the Company took delivery of the CSCL Pusan (ex. HN 1559), a vessel of 9,580 TEU built in 2006 with a cost of $93.0 million.
e)	On November 20, 2006 the Company took delivery of the CSCL Le Havre (ex. HN 1561), a vessel of 9,580 TEU built in 2006 with a cost of $94.0 million.
f)

On December 13, 2006 the Company purchased the Maersk Marathon, a vessel of 4,814 TEU built in 1991 for an amount of $43.4 million. The vessel was chartered with APL Moller-Maersk Group for five years at a rate of $23,450 per day with four consecutive one year options at $22,400, $21,400, $20,400 and $20,400 per day respectively.

g)

On December 18, 2006 the Company purchased the Maersk Messologi, a vessel of 4,814 TEU built in 1991 for an amount of $43.5 million. The vessel was chartered with APL Moller-Maersk Group for five years at a rate of $23,450 per day with four consecutive one year options at $22,400, $21,400, $20,400 and $20,400 per day respectively.

h)

On December 22, 2006 the Company purchased the Maersk Mytilini, a vessel of 4,814 TEU built in 1991 for an amount of $43.6 million. The vessel was chartered with APL Moller-Maersk Group for five years at a rate of $23,450 per day with four consecutive one year options at $22,400, $21,400, $20,400 and $20,400 per day respectively.

i)	APL- NOL has exercised its option to purchase the APL England from the Company for $44.0 million upon expiration of its current charter in February 2007. See also note 4b.
j)	APL- NOL has exercised its option to purchase the APL Scotland from the Company for $44.0 million upon expiration of its current charter in May 2007. See also note 4b.

5                                         Advances for Vessels Under Construction

a)              Advances for vessels under construction are as follows:

	December 31,
	2005	2006

Advance payments for vessels	$22,390	$143,780
Progress payments for vessels	156,744	46,520
Decrease in vessels under construction values in respect of lease arrangements (note 9)	(27,272)	-
Capitalized interest	8,191	2,541
Other vessel related costs	1,322	175
Total	$161,375	$193,016

The Company entered into two construction contracts in July 2005 with Samsung Heavy Industries Co. Ltd. for two containerships (the HN 1639 and the HN 1640) of 4,253 TEU each. An advance of $28.0 million ($14.0 million for each vessel) was paid as of December 31, 2005. An advance of $7.0 million was also paid on December 19, 2006 for HN 1639.The total cost of each vessel is $70.0 million. The expected delivery dates for the HN 1639 and the HN 1640 are March 31, 2007 and September 30, 2007, respectively.

The Company entered into four construction contracts on March 28, 2006 with Samsung Heavy Industries Co. Ltd. for four containerships (the HN 1670, the HN 1671, the HN 1672 and the HN 1673) of 4,253 TEU each. The contract price of each vessel is $63.8 million. The expected delivery dates are July 2008, October 2008, November 2008 and December 2008, respectively. The Company paid an advance of $51.0 million during the year ended December 31, 2006 in relation to these contracts. The Company has agreed to charter each of these containerships under 12-year charters at a daily charter rate of $22,785.

The Company entered into two construction contracts on May 12, 2006 with Samsung Heavy Industries Co. Ltd. for two containerships (the HN 1698 and the HN 1699) of 4,253 TEU each. The contract price of each vessel is $63.8 million. The expected delivery dates are March 2009 and June 2009, respectively. The Company paid an advance of $12.76 million on May 22, 2006 in relation to these contracts. The Company has agreed to charter each of these containerships under 12-year charters at a daily charter rate of $22,785.

The Company entered into five construction contracts on July 26, 2006 with Sungdong Shipbuilding & Marine Engineering Co. Ltd. for five containerships (the HN S4001, the HN S4002, the HN S4003, the HN S4004 and the HN S4005) of 6,500 TEU each. The contract price of each vessel is $91.5 million. The expected delivery dates are April 2009, June 2009, August 2009, October 2009 and December 2009, respectively. The Company paid an advance of $91.5 million on September 18, 2006 in relation to these contracts. The Company has agreed to charter each of these containerships under 12-year charters at a daily charter rate of $34,350.

The charters arranged by the Company in September 2006 for five newbuildings vesels, the HN S4001, the HN S4002, the HN S4003, the HN S4004 and the HN S4005, include an option for the charterer to purchase each vessel eight years after the commencement of the respective charter, which, based on the respective expected delivery dates for these vessels, is expected to fall in April 2017,June 2017, August 2017, October 2017 and December 2017, respectively, each for $78.0 million.

b)             Advances for vessels under construction and transfers to vessels’ cost in 2005 and 2006 were as follows:

Balance as of January 1, 2005	$127,912
Additions	33,463
Balance as of December 31, 2005	$161,375
Additions	218,500
Transfer to vessels’ cost	(186,859)
Balance as of December 31, 2006	$193,016

6              Deferred Charges

Deferred charges consist of the following:

	Drydocking and Special Survey	Finance Costs	Public Offering costs	Total Deferred Charges
Balance on January 1, 2005	$5,505	—	—	$5,505
Additions from continuing operations	4,505	639	980	,6,124
Additions from discontinued operations	—	152	—	152
Amortization from continuing operations	(2,638)	(79)	—	(2,717)
Amortization for the year from discontinued operations	(1,284)	(22)	—	(1,306)
Balance on December 31, 2005	$6,088	690	980	$7,758
Additions from continuing operations	8,037	925	2,175	11,137
Additions from discontinued operations	—	—	—	—
Written off amounts from continuing operations	(385)	(328)	—	(713)
Written off amounts from discontinued operations	—	(68)	—	(68)
Amortization from continuing operations	(4,127)	(109)	—	(4,236)
Amortization for the year from discontinued operations	(1,298)	(26)	—	(1,324)
Pre IPO closed to proceeds	—	—	(3,155)	(3,155)
Balance on December 31, 2006	$8,315	$1,084	$—	$9,399

7              Accounts Payable

Accounts payable is comprised of the following:

	December 31,
	2005	2006
Suppliers, repairers	$5,159	$8,105
Insurers, agents, brokers	624	664
Other creditors	282	883
Total	$6,065	$9,652

8                                         Other Current Assets

Insurance claims, net of applicable deductibles arising from hull and machinery damages or other insured risks are expected to be fully collected.

	December 31,
	2005	2006

Insurance claims	$652	$1,902
Advances to suppliers	1,664	2,063
Deferred income	—	24
Total	$2,316	$3,989

9                                         Lease Arrangements

a) Other lease arrangements

During 2004, the Company entered into a structured transaction with third parties affecting four vessels in its current fleet and two vessels under construction whereby such vessels were acquired by counterparties to the transaction which then time chartered the vessels to the Company for a period of 6 ½ years. At the end of this 6 ½-year period, the counterparties have rights to require the Company to reacquire the vessels for approximately 75% of the vessels’ initial book value. The cost of building the vessels has been financed with bank loans arranged by the Company. The vessels have been acquired by the counterparties for the same amount that it cost to have them constructed. No gain or loss was recognized thereon. The consideration with respect to the acquisition of these vessels is being held in a deposit account that is not under the control of the Company. The Company is entitled to receive a series of cash payments of amounts released from the deposit which are expected to equal, in the aggregate, approximately 25% of the initial deposit over the 6 ½ years. The excess of these payments above the Company’s payment obligations with respect to chartering-in these vessels is expected to amount to £46 million ($79.6 million). If the counterparties do not exercise their rights to require the Company to reacquire the vessels, the Company would have the right to charter-in the vessels for up to an additional 12 years during which period the Company would be entitled to 49% of the charter revenues in excess of a pre-set base level of the charter-in rate. In such a case, the remaining amount on deposit would be payable to the Company. If the Company is required to reacquire the vessels, ownership of the vessels would revert to the Company and the remaining deposit would be used for the price of reacquiring the vessels. The Company expects that the counterparties will exercise their rights to require the Company to reacquire the vessels.

The Company has not accounted for the transactions as sale and lease-backs because the consideration for the vessels is not under the Company’s control. The vessels are shown as fixed assets on the books of the Company. The Company reduced the cost basis of the vessels and hulls at inception with the present value of the future cash inflows amounting to $59.6 million (£31.9 million), $32.3 million and $27.3 million for the vessels and for the hulls, respectively, and has recognized this amount as a receivable in respect of the lease arrangements. The receivable balance is being reduced by the actual cash inflows over the 6 ½ year term. The discount rates used in the present value calculation range from 4.2% to 4.9%, reflecting the GBP applicable interest rate at the time of the inception of the transactions.

Following proposed changes to U.K. law contained in the draft U.K. Finance Bill published on April 7, 2006, it is expected that the interests of the Company’s counterparties to the transaction described above will be adversely affected. As a result the Company estimates that if the put is ultimately exercised it will be required to pay back an estimated amount of $80 million at the end of the leases. The difference between the estimated liability and the undiscounted cash inflows of $67 million amounting to $13 million was expensed in the second quarter of 2006, the period during which it first became probable that the draft U.K. Finance Bill proposed on April 7, 2006 would be enacted. At the same time the Company reconstituted the original vessels’ and hulls cost amounting to $32.3 million and $27.3 million, respectively, and wrote-off the remaining receivable in respect of the lease agreement amounting to $48.5 million. The Company also recognized a liability of $27.6 million consisting of the portion of the cash inflows received to date from the lease arrangements of $14.6 million and an amount of $13 million as noted above. This liability will be increased with subsequent cash inflows in contemplation of a repayment of the estimated amount of $80 million at the end of the leases.

On July 19, 2006, the U.K. law in connection with the leasing arrangements for certain of the Company’s vessels was enacted.

In addition, the Company has entered into forward currency contracts to convert £29.7 million of cash inflows to U.S. dollars at the time of maturity.

b) Charters-out:

The future minimum revenue, net of commissions, expected to be earned on non-cancelable time charters is as follows (in thousands):

December 31, 2006
2007	$242,627
2008	201,390
2009	234,784
2010	272,441
2011	242,626
Thereafter	1,611,946
Total future revenue	$2,805,814

Revenues from time charter are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future. The off-hire assumptions used relate mainly to drydocking and special survey maintenance carried out approximately every 2.5 years per vessel and which may last 10-15 days.

10                                  Accrued Liabilities

Accrued liabilities consist of the following:

	December 31,
	2005	2006
Accrued payroll	$754	$472
Accrued interest	896	3,784
Accrued expenses	1,255	837
	$2,905	$5,093

11                                  Other Liabilities

a) Other current liabilities consist of the following:

	December 31,
	2005	2006

Fair value of forwards	—	1,466
	$—	$1,466

b) Other long- term liabilities consist of the following:

	December 31,
	2005	2006

Fair value of swaps	$3,332	$3,661
Fair value of forwards	—	2,114

Other liability in respect of lease arrangement (note 9)	—	29,779
	$3,332	$35,554

12                                  Long Term Debt

a)              Long term debt as of December 31, 2006 consists of the following bank loans:

Lender	Balance December 31, 2006	Current Portion	Long Term Portion	Balance December 31, 2005	Current Portion	Long Term Portion
The Royal Bank of Scotland	75,500	—	75,500	187,750	24,500	163,250

HSH Nordbank	49,000	4,000	45,000	53,000	4,000	49,000

The Export-Import Bank of Korea (“KEXIM”)	101,523	10,369	91,154	111,892	10,369	101,523

The Export-Import Bank of Korea (“KEXIM”) & FORTIS Bank	144,000	8,391	135,609	123,325	—	123,325

EFG Eurobank Ergasias	—	—	—	3,296	1,952	1,344

Aegean Baltic BankHSH Nordbank (Joint arrangers & co-underwriters) and Citibank, Dresdner Bank, ABN Amro, DVB Bank & Credit Suisse	—	—	—	187,475	16,700	170,775

HSH Nordbank AGAegean Baltic Bank	290,000	—	290,000	—	—	—

Fair value of Hedged Debt	2,293	—	2,293	—	—	—
	$662,316	$22,760	$639,556	$666,738	$57,521	$609,217

b)             The repayment terms of the loans outstanding as of December 31, 2006 were as follows:

Lender	Interest Rate /Vessel	Remaining Repayments
The Royal Bank of Scotland	0.8% p.a. over LIBOR S.A. Helderberg S.A. Sederberg S.A.Winterberg Maersk Constantia APL Holland

Concerns a loan facility of $200.0 million advanced to the companies in order to refinance certain of their vessels. The outstanding loan facility on December 31, 2006 is payable in five consecutive semi-annual installments starting from 2011 of $8.5 million each, plus a balloon payment of $33.0 million payable with the last installment in 2013.

KEXIM	5.0125% p.a. Fixed CSCL America CSCL Europe

Concerns a loan facility of $124.4 million advanced to the vessel owning companies in order to partially finance the acquisition of their vessels. The outstanding balance as of December 31, 2006 is payable in 38 quarterly installments of $2.6 million plus installments of $1.0 million, $1.3 million and $0.69 million payable in August 2016, September 2016 and November 2016, respectively.

12                                  Long Term Debt (Continued)

Lender	Interest Rate /Vessel	Remaining Repayments
KEXIM–Fortis	5.02% p.a. Fixed CSCL Pusan CSCL Le Havre

Concerns a loan facility of up to $144.0 million advanced to the vessel owning companies in order to partially finance their acquisition of their new vessels. The outstanding balance as of December 31, 2006 is payable in 23 semi-annual installments of $5.6 million plus installments of $2.09 million, $2.14 million, $0.8 million and $0.7 million plus a balloon payment of $9.0 million payable with the last installment in October 2018 and January 2019 .

HSH Nordbank	0.775% p.a. over LIBOR Vancouver Express (ex P&O Nedlloyd Caribbean) Maersk Derby (ex P&O Nedlloyd Caracas)

Concerns a loan facility of $60.0 million advanced to the vessel owning companies in order to partially finance the construction of their vessels. The outstanding loan facility on December 31, 2006 is payable in 29 consecutive quarterly installments of $1.0 million each, plus a balloon payment of $20.0 million payable with the last installment in March 2014.

HSH Nordbank AGAegean Baltic Bank	0.700% p.a. over LIBOR

Concerns a loan facility of up to $700.0 million advanced to the vessel owning companies in order to partially finance the construction of the new vessels and the repayment of an old loan facility. This revolving credit facility shall be non-amortizing for the first five years and the repayment schedule as well as the balloon will be determined based upon, the weighted average age of the vessels that will comprise the securities portfolio for this loan at the end of the year five ie November 14, 2011.

c)              The annual repayments of the above loans, net of current maturities, as of December 31, 2006 were as follows:

December 31,
2006
2008	25,619
2009	25,619
2010	25,619
Thereafter	560,406
Total long-term debt	$637,263

d)             All of the loans referred to in paragraph (a) above are collateralized by first and second preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels and the corporate guarantee of Danaos Corporation.

e)              The loan agreements also include positive and negative covenants for the Company, the most significant of which are the maintenance of operating accounts, minimum cash deposits and minimum market values. The borrowers are further restricted from incurring additional indebtedness, changing the vessels’ flags and distributing earnings without the prior consent of the lender. In addition the Company must maintain the following covenants: Fixed asset to Net Debt ratio over 1.45, Total liabilities (excluding Shareholders’ equity) less Cash and cash equivalents not to exceed 70% of the Market value adjusted total assets less cash and cash equivalents, Minimum cash and cash equivalents of $30 million, EBITDA to interest over 2.5, maintain stockholders’ equity (as defined in the agreements) at a minimum of $250 million except for certain banks which require a minimum of $100 million and maintain stockholders’ equity in excess of 30% of total assets (as defined in the agreements).

f)                The weighted average effective interest rates on long-term borrowings for the periods ended December 31, 2006 and 2005 were 5.6% and 4.32%, respectively.

g)   In the second half of 2006 the Company extinguished certain loans and refinanced   certain loans with the proceeds obtained from the commencement of trading on the New York Stock Exchange.

13                                  Related Party Transactions

Management Services:  Pursuant to a ship management agreement between each of the vessel owning companies and Danaos Shipping Company Limited (the “Manager”), the Manager acts as the fleet’s technical manager responsible for (i) recruiting qualified officers and crews, (ii) managing day to day vessel operations and relationships with charterers, (iii) purchasing of stores, supplies and new equipment for the vessels, (iv) performing general vessel maintenance, reconditioning and repair, including commissioning and supervision of shipyards and subcontractors of drydock facilities required for such work, (v) ensuring regulatory and classification society compliance, (vi) performing operational budgeting and evaluation, (vii) arranging financing for vessels and (viii) providing accounting, treasury and finance services and (ix) providing information technology software and hardware in the support of the Company’s processes.

Prior to July 1, 2005, the Company paid its manager a monthly management fee of $2,750 for the management of its affairs. The Company also paid a fixed management fee of $150 to $500 per day for each vessel in its fleet depending on its size and type of charterparty. As of July 1, 2005 the new management contract provides for a fee of $500 per day. In addition, the manager receives a management fee of $250 per vessel per day for vessels on bareboat charter and $500 per vessel per day for the remaining vessels in the fleet, pro rated for the calendar days each vessel is owned. The manager also receives a commission of 0.75% on gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in the fleet and a commission of 0.5% based on the contract price of any vessel bought or sold by the manager on its behalf (excluding newbuildings), and a flat fee of $400,000 per newbuilding vessel for the supervision of newbuilding contracts.

For the services rendered, the Manager charged each vessel a daily fee ranging from $250 to $500. Management fees in 2006 amounted to approximately $7.6 million (2005: $5.0 million, 2004: $4.0 million).The related expenses are shown under General and Administrative Expenses on the Statement of Income.

The Company pays monthly advances on account of the above management fees. These prepaid management fees are presented in the Balance sheet under, (Due from related parties).

Related party loans: On March 14, 2006 the Company entered into a new loan agreement with Seasonal Maritime Corporation, a related party, which amounted to $30.4 million and was payable within a six- month period. On June 16, 2006, the Company repaid $25.4 million of the amount outstanding under the loan facility. The outstanding loan balance of $5.0 million was fully paid on August 8, 2006. The loan bore interest at a margin of 1% pa over LIBOR. Interest expense charged for 2006 was $0.5 million.

On August 14, 2006 the Company entered into a new loan agreement with Seasonal Maritime Corporation, a related party, which amounted to $75.0 million and was payable within a six-month period from such date. The loan bore interest at a margin of 1% pa over LIBOR. The loan was fully repaid on December 28, 2006. Capitalized interest charged for 2006 was $1.5 million.

On September 25, 2006 the Company entered into a new loan agreement with Seasonal Maritime Corporation, a related party, which amounted to $25.0 million and was payable within a six-month period from such date. The loan bore interest at a margin of 1% pa over LIBOR. The loan was fully repaid on December 28, 2006. Capitalized interest charged for 2006 was $0.5 million.

14                                  Taxes

Under the laws of the countries of the Company’s ship owning subsidiaries’ incorporation and/or vessels’ registration, the Company’s ship operating subsidiaries are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in Vessel Operating Expenses in the accompanying consolidated Statements of Income.

Pursuant to the U.S. Internal Revenue Code (the “Code”), U.S.-source income from the international operation of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations. All of the Company’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. These companies also currently satisfy the more than 50% beneficial ownership requirement. In addition, should the beneficial ownership requirement not be met, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the more than 50% beneficial ownership requirement can also be satisfied based on the trading volume and the anticipated widely-held ownership of the Company’s shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside of the Company’s control.

15                                  Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, trade receivables and other assets. The principal financial liabilities of the Company consist of long-term bank loans and accounts payable.

Interest Rate Risk:  Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates. The interest rates relating to the long-term loans are disclosed in note 12.

Concentration of Credit Risk:  Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, trade accounts receivable and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company does not require collateral on these financial instruments. The Company is exposed to credit risk in the event of non-performance by counterparties to derivative instruments, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. Credit risk with respect to trade accounts receivable is generally diversified due to the large number of entities comprising the Company’s charterer base and their dispersion across many geographic areas. The Company’s maximum exposure to credit risk is limited to the carrying value of its derivative instruments. The Company is not a party to master netting arrangements.

Fair Value:  The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities excluding long-term bank loans approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term floating rate bank loans approximate the recorded values, generally due to their variable interest rates. The carrying amount of fixed rate bank loans is adjusted by the gain or loss on the debt attributable to the hedged risk, and, for un-hedged loans, their carrying amount approximates their fair value. The fair value of the swap agreements equates to the amount that would be paid by the Company to cancel the swaps.

Interest Rate Swaps:  The off-balance sheet risk in outstanding swap agreements involves both the risk of a counter-party not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The counterparties to these contracts are major financial institutions. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counter-parties, the Company does not believe it is necessary to obtain collateral arrangements.

1. Fair Value Interest Rate Swap Hedges

These interest rate swaps are designed to economically hedge the fair value of the fixed rate loan facilities against fluctuations in the market interest rates by converting its fixed rate loan facilities to floating rate debt. Pursuant to the adoption of the Company’s Risk Management Accounting Policy, and after putting in place the formal documentation required by SFAS 133 in order to designate these swaps as hedging instruments, as of June 15, 2006, these interest rate swaps qualified for hedge accounting, and, accordingly, since that time, hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company’s earnings. The Company considers its strategic use of interest rate swaps to be a prudent method of managing interest rate sensitivity, as it prevents earnings from being exposed to undue risk pose by changes in interest rates. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are being performed on a quarterly basis, on the financial statement and earnings reporting dates.

The total fair value change of the interest rate swaps for the period from January 1, 2006 until December 31, 2006 amounted to $(329), and is included in the Income Statement in Gain/(Loss) on Fair Value of Derivatives. The total fair value change of the interest rate swap from June 15, 2006 (inception of the hedge) to December 31, 2006 was $2,637. The related liability of $3,661 is shown under Other Liabilities (long-term) in the Balance Sheet. The total fair value change of the underlying hedged debt for the period from June 15, 2006 until December 31, 2006 amounted to $(2,292) and is included in the Income Statement in Gain/(Loss) on Fair Value of Derivatives. The net ineffectiveness for December 31, 2006 amounted to $2,621 and is shown in the Income Statement under Gain/(Loss) on fair value of derivatives.

2. Cash Flow Interest Rate Swap Hedges

The company, according to its long-term strategic plan to maintain relative stability in its interest rate exposure, has decided to swap part of its interest expenses from floating to fixed. To this effect, the company has entered into five (5) interest rate swap transactions with varying start and maturity dates, in order to pro-actively and efficiently manage its floating rate exposure.

These interest rate swaps are designed to economically hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month USD$ LIBOR. According to the Company’s Risk Management Accounting Policy, and after putting in place the formal documentation required by SFAS 133 in order to designate these swaps as hedging instruments, as from their inception, these interest rate swaps qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company’s earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are being performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in shareholders’ equity, and recycled to the income statement in the periods when the hedged item will affect profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the income statement immediately.

The total fair value change of the interest rate swaps from their inception in November and December 2006 until December 31, 2006 amounted to $5,832, and is included in Other Comprehensive Income. There was no ineffective portion for the period of the hedge, The estimated amount of the existing gain on December 31, 2006 that is expected to be reclassified as earnings in the next twelve months from December 31, 2006 is nil.

3. Foreign Currency Forward Contracts – Cash Flow Hedges

The Company entered into foreign currency forward contracts in 2004 to economically hedge its exposure to fluctuations of its anticipated cash inflows in U.K. Pounds relating to certain lease arrangements as explained in note 9 Under the contracts the Company will convert £29.7 million of cash inflows to U.S. dollars at the time of maturity (in the years from 2006 to 2012). Pursuant to the adoption of the Company’s Risk Management Accounting Policy, and after putting in place the formal documentation required by SFAS 133 in order to designate these forwards as hedging instruments, as of June 30, 2006, these foreign exchange forwards  qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company’s earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are being performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in shareholders’ equity, and recycled to the income statement in the periods when the hedged item will affect profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the income statement immediately.

The total fair value change of the forward contracts for the period from July 1, 2006 (inception of the hedge) until December 31, 2006 amounted to $(1,919) of which $(1,891) is included in Other Comprehensive Income and the remaining $(28) net ineffectiveness is shown in the Income Statement under Gain/(Loss) on fair value of derivatives. The estimated amount as at December 31, 2006 that is expected to be reclassified as a loss in the next twelve months is $(896). The change in fair value of the forward contracts from January 1, 2006 to June 30, 2006 amounted to $(3,083) and is shown in the Income Statement under Gain/(Loss) on fair value of derivatives.

As of December 31, 2006 the Company has recorded the fair value of derivative instrument assets of $5,832 in Other assets (non current) and derivative instrument liabilities of $1,466 in Other liabilities (current) and $5,775 in Other liabilities (non current).

16           Operating Revenue

Revenue from significant customers (constituting more than 10% of total revenue), are as follows:

	Years ended December 31,
Charterer	2004	2005	2006

APL	23%	21%	18%
HMM Korea	9%	Under 10%	Under 10%
CSCL	Under 10%	12%	13%
Korea Lines Corp.	Under 10%	Under 10%	Under 10%

17                                Revenue by Geographic Location

	Years ended December 31,
Continent	2004	2005	2006
AUSTRAL - ASIA	$87,222	$123,742	$136,674
AMERICA	6,959	—	—
EUROPE	54,537	52,144	68,503
Total Revenue	$148,718	$175,886	$205,177

18                                  Commitments and Contingencies

Commitments

The Company, as of December 31, 2005 and December 31, 2006, had outstanding commitments of approximately $128.8 million and $790.0 million respectively for the construction of container vessels as follows:

	TEU	Contract Price	Outstanding Commitments as of December 31, 2005	Outstanding Commitments as of December 31, 2006
Hull 1559	9,580	$83,900	$8,390	—
Hull 1561	9,580	$83,900	$8,390	—
Hull 1639	4,253	$70,000	$56,000	$49,000
Hull 1640	4,253	$70,000	$56,000	$56,000
Hull 1670	4,253	$63,800	—	$51,040
Hull 1671	4,253	$63,800	—	$51,040
Hull 1672	4,253	$63,800	—	$51,040
Hull 1673	4,253	$63,800	—	$51,040
Hull 1698	4,253	$63,800	—	$57,420
Hull 1699	4,253	$63,800	—	$57,420
Hull S4001	6,500	$91,500	—	$73,200
Hull S4002	6,500	$91,500	—	$73,200
Hull S4003	6,500	$91,500	—	$73,200
Hull S4004	6,500	$91,500	—	$73,200
Hull S4005	6,500	$91,500	—	$73,200
	85,684	$1,148,100	$128,780	$790,000

On August 14, 2006 the Company signed a commitment letter with The Royal Bank of Scotland for a senior revolving and term loan facility of up to $700 million. The Company expects to sign the final loan agreement during the 1st quarter of 2007.

Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company’s business. In the opinion of management, the disposition of the aforementioned lawsuits should not have a significant effect on the Company’s results of operations, financial position and cash flows.

19                                  Stockholders’ Equity

On October 14, 2005 and September 18, 2006 the Company’s Articles of Incorporation were amended. Under the amended articles of incorporation the Company’s authorized capital stock  consists of  200,000,000 shares of common stock with a par value of $0.01 and 5,000,000 shares of preferred stock with a par value of $0.01.

Additionally, on September 18, 2006, the Company effected an 88,615-for-1 split of its outstanding common stock. All common stock amounts (and per share amounts) in the accompanying financial statements have been adjusted to reflect the 88,615-for-1 stock split. In the accompanying consolidated balance sheets, the Company has adjusted its stockholders’ equity accounts as of December 31, 2005 and 2006 by increasing the stated capital and decreasing the additional paid-in capital by $443,070 to reflect the increase in outstanding shares from 500 shares par value $.01 to 44,307,500 shares par value $.01. In the accompanying consolidated statements of income, basic and diluted net income per share and weighted average number of shares has been adjusted for all periods presented.

On October 6, 2006 the Company completed its initial public offering in the United States under the United States Securities Act of 1933, as amended. In this respect 10,250,000 shares of common stock at par value of $0.1 were issued for $21 per share. The net proceeds to the Company totaled $201.3 million.

20                                  Discontinued Operations

From 2002 to 2007, the Company owned a number of drybulk carriers, chartering them to its customers (the “Drybulk Business”). In 2006, the Company sold one drybulk vessel to an unaffiliated purchaser for $27.5 million and in 2007, the Company sold all six (6) remaining drybulk vessels in its fleet to an unaffiliated purchaser, for aggregate consideration of $143.5 million. The Company determined that the Drybulk Business met the requirements of Financial Accounting Standards Board Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (and related interpretations, including EITF Issue No. 03-13), and, accordingly, the Drybulk Business is reflected as discontinued operations in the Company’s consolidated statements of income of for all periods presented. The Company allocated to discontinued operations interest expense of $1.1 million, $4.2 million and $5.3 million for the years ended December 31, 2004, 2005 and 2006, respectively, based on actual interest incurred by each of the subsidiaries that owned the vessels that were disposed of.

The following table represents the revenues and net income from discontinued operations:

	Years ended December 31,
	2004	2005	2006
Operating Revenues	$59,550	$65,495	$40,411
Net Income	$42,152	$43,362	$35,663

The reclassification to discontinued operations had no effect on the Company’s previously reported consolidated net income In addition to financial statements themselves, certain disclosures contained in Notes 4 and 6 have also been modified to reflect the effects of these reclassifications on those disclosures.

21                                  Subsequent Events

a.

Declaration of Dividends: On January 18, 2007, the Company declared dividends amounting to $0.44 per common share for the fourth quarter of 2006 payable on February 14, 2007 to all shareholders of record as of January 29, 2007.

b.	APL-NOL on January 18, 2007 has exercised its option to purchase the APL Holland from the Company for $44.0 million upon expiration of its current charter.

c.

On March 7, 2007 the Company delivered M/V APL England, a containership built in 2001 with 5,506 TEU to APL following the exercise of the call option APL had for this vessel. The sale consideration was $44.6 million. There was no gain or loss on sale associated with this vessel.

d.

On March 2, 2007 the Company entered into newbuilding contracts with China Shipbuilding Trading Company, Limited for four 6,800 TEU containerships. The vessels will be built by the Shanghai Jiangnan Changxing Heavy Industry Company Limited and they are expected to be delivered to Danaos during the second and third quarter of 2010. The capital expenditure commitment which is approximately of $400 million will be financed by existing credit facilities and own funds according to work in progress under the specific terms of the shipbuilding programs.

e.

On March 12, 2007 the Company acquired a 4,300 TEU vessel M/V Norasia Integra, built in 2004 for $61.75 million. The vessel is currently under charter with Norasia. The Company has not recognized a separate asset or liability for the existing charter due to the short remaining life and immaterial fair value of such charter. From May 2007 the vessel will commence its 12 year charter with Yang Ming Group at a daily rate of $27,800 per day for the first four years and at a daily rate of $26,300 for the remaining period.

f.

On February 20, 2007 the Company entered into a new loan agreement with The Royal Bank of Scotland for a multi-currency revolving credit facility up to $700 million to refinance certain existing indebtedness and to finance the purchase price of certain newbuildings. On February 20, 2007, the Company drew down $75.5 million on this facility. The loan bears interest at the respective LIBOR plus 0.75%. Principal repayments will begin after the first five years and will be fully repaid by 2022.

g.

On March 16, 2007 the Company entered into newbuilding contracts with Hanjin Heavy Industries & Construction Co, Ltd for five 6,500 TEU containerships. The vessels are expected to be delivered to the Company in late 2009 and throughout June 2010. The capital expenditure commitment which is approximately of $500 million will be financed by existing credit facilities and own funds according to work in progress under the specific terms of the shipbuilding programs. The Company arranged for 15 year charters for three of these vessels with the Yang Ming Group at a rate of $34,325 per day.

SELECTED FINANCIAL DATA

The following table presents selected consolidated financial and other data of Danaos Corporation for each of the five years in the five year period ended December 31, 2006, reflecting the drybulk carriers owned by Danaos Corporation between 2002 and the 2007 as discontinued operations. The table should be read together with “Operating and Financial Review and Prospects” included elsewhere in this Form 6-K/A. The selected consolidated financial data of Danaos Corporation is a summary of, is derived from, and is qualified by reference to, our consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, and have been audited for the years ended December 31, 2004, 2005 and 2006, which are included elsewhere in this report, by PricewaterhouseCoopers S.A., an independent registered public accounting firm. Our audited consolidated statements of income, stockholders’ equity and cash flows for the years ended December 31, 2004, 2005 and 2006, and the consolidated balance sheets at December 31, 2005 and 2006, together with the notes thereto, are included in this Exhibit 99.1 to this report on Form 6-K/A and should be read in their entirety.

	Year Ended December 31,(1)
	2002	2003	2004	2005	2006
	In thousands, except per share data

STATEMENT OF INCOME
Operating revenues	$91,992	$111,691	$148,718	$175,886	$205,177
Voyage expenses	(2,412)	(2,842)	(3,194)	(3,883)	(5,423)
Vessel operating expenses	(25,987)	(33,466)	(38,395)	(45,741)	(52,991)
Depreciation	(21,854)	(24,590)	(27,520)	(22,940)	(27,304)
Amortization of deferred drydocking and special survey costs	(857)	(1,214)	(1,747)	(2,638)	(4,127)
Bad debts expense	(893)	(29)	(422)	(36)	(145)
General and administrative expenses	(2,551)	(2,987)	(3,028)	(3,914)	(6,413)
Gain/(loss) on sale of vessels	(2,198)	4,169	7,667	0	0
Income from operations	35,240	50,732	82,079	96,734	108,774
Interest income	1,382	1,207	2,638	6,345	3,605
Interest expense	(8,304)	(7,395)	(10,423)	(19,190)	(23,905)
Other finance (costs) income, net	(395)	(351)	1,424	(6,961)	2,049
Other income/ (expenses), net	241	126	813	(270)	(18,476)
(Loss)/gain on fair value of derivatives	0	(4,115)	(2,225)	2,831	(6,628)
Total other income/(expenses), net	(7,076)	(10,528)	(7,773)	(17,245)	(43,355)
Net income from continuing operations	$28,164	$40,204	$74,306	$79,489	$65,419
Net income from discontinued operations	$899	$19,650	$42,153	$43,361	$35,663
Net income	$29,063	$59,854	$116,459	$122,850	$101,082
PER SHARE DATA*
Basic and diluted net income per share of common stock from continuing operations	$0.64	$0.91	$1.68	$1.79	$1.40
Basic and diluted net income per share of common stock from discontinued operations	$0.02	$0.44	$0.95	$0.98	$0.76
Basic and diluted net income per share of common stock	$0.66	$1.35	$2.63	$2.77	$2.16
Basic and diluted weighted average number of shares	44,308	44,308	44,308	44,308	46,751
CASH FLOW DATA
Net cash provided by operating activities	$95,420	$85,218	$129,056	$162,235	$151,578
Net cash used in investing activities	(165,915)	(226,435)	(154,747)	(40,538)	(330,099)
Net cash provided by/ (used in) financing activities	64,670	187,332	45,133	(180,705)	183,596
Net (decrease)/ increase in cash and cash equivalents	(5,825)	46,115	19,442	(59,008)	5,075
BALANCE SHEET DATA
Total current assets	$44,311	$102,543	$129,540	$64,012	$59,700
Total assets	583,235	837,017	1,005,981	945,758	1,297,190
Total current liabilities	42,162	60,983	77,602	70,484	45,714
Total long-term debt, including current portion	345,867	532,071	601,400	666,738	662,316
Total stockholders’ equity	225,586	288,666	384,468	262,725	565,852
Basic and diluted weighted average number of shares*	44,308	44,308	44,308	44,308	46,751
Common stock*	44,308	44,308	44,308	44,308	54,558
Share capital*	443	443	443	443	546

* As adjusted for 88,615-for-1 stock split effected on September 18, 2006.

(1)          The financial information presents statements of income for continuing operations following the sale of our drybulk fleet, which is presented as net income from discontinued operations.

As a privately held company, we paid aggregate dividends of $19.0 million, $7.5 million, $12.4 million and $244.6 million in 2002, 2003, 2004 and 2005, respectively. We paid no dividends in 2006. We paid our first quarterly dividend since becoming a public company in October 2006, of $0.44 per share, on February 14, 2007, and our second quarterly dividend, of $0.44 per share, on May 18, 2007. Our payment of dividends is subject to the discretion of our Board of Directors. Our loan agreements and the provisions of Marshall Islands law also contain restrictions that could affect our ability to pay dividends. See “Item 3. Risk Factors—Risks Inherent in Our business—Our ability to pay dividends may be limited by the amount of cash we generate from operations following the payment of fees and expenses, by the establishment of any reserves and by additional factors unrelated to our profitability” and “Item 8. Financial Information—Dividend Policy” in our Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on May 30, 2007.